

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Received SEC

MAR 20 2015

Washington, DC 20549

FORM 1-A

Amendment No. 4

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

SAMBA BRAZILIAN GOURMET PIZZA CORPORATION

Commission File Number: 0001592766

CALIFORNIA

UNITED STATES:

Samba Brazilian Gourmet Pizza Corporation

C/O: Alternative Securities Markets Group Corporation

4050 Glencoe Avenue, Unit 210

Marina Del Rey, California 90292

Phone: (213) 407-4386

581205 – Pizza Restaurants	**46-5746892**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFED BY OPERATION OF THE TERM OF REGULATION A.


SAMBA
BRAZILIAN PIZZERIA

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Steven Joseph Muehler	Chief Executive Officer and Chief Financial Officer

C/O: Alternative Securities Markets Group Corporation, 4050 Glencoe Avenue, Unit 210, Marina Del Rey, CA 90292

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the SAMBA GBRAZILIAN GOURMET PIZZA CORPORATION affiliates who own 10% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Alternative Securities Markets Group Corporation (1) (2) (3)	Preferred Common	0% 100%

(1) Mr. Steven J. Muehler is the Founder, Chief Executive Officer, Chief Financial Officer and Controlling Shareholder of Alternative Securities Markets Group Corporation
(2) Mr. Steven J. Muehler is the Chief Executive Officer and Chief Financial Officer of Samba Brazilian Gourmet Pizza Corporation
(3) Mailing Address: Alternative Securities Markets Group Corporation, 4050 Glencoe Avenue, Unit 210, Marina Del Rey, California 90292

(f) Promoters of the issuer

Company:
Samba Brazilian Gourmet Pizza Corporation
4050 Glencoe Avenue, Unit 210
Marina Del Rey, California 90292
http://www.SambaPizza.com
Email: Team@SambaPizza.com

Underwriter:
Alternative Securities Markets Group Corp
4050 Glencoe Avenue, Unit 210
Marina Del Rey, California 90292
http://www.ASMGCorp.com
Email: Legal@AlternativeSecuritiesMarket.com

g) Affiliates of the issuer

Samba Brazilian Gourmet Pizza Corporation is a wholly owned Subsidiaries of Alternative Securities Markets Group Corporation. Affiliates of Alternative Securities Corporation known as of the date of this filing are:

- Alternative Securities Market, LLC (*Broker Dealer*)
- Alternative Securities Market, Inc. (*Stock Exchange*)
- Alternative Securities Market Fixed Income Mortgage Fund(s) (*Income Producing Real Estate Holdings*)

- Alternative Securities Markets Group Aviation & Aerospace Fund (*Alt. Securities Market Fund*)
- Alternative Securities Markets Group Biofuels Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group California Water Rights Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Commercial Mortgage Clearinghouse Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Energy Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Entertainment and Media Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Fashion and Textiles Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Financial Services Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Food and Beverage Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Hotel and Hospitality Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Life Settlement Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Medical Device and Pharmaceuticals Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Mining and Mineral Rights Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Oil and Natural Gas Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Residential Mortgage Clearinghouse Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Restaurant and Nightclub Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Retail and E-Commerce Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Technologies Market Fund, LLC (*to be formed in 2015*)

(h) Counsel for Issuer and Underwriters.

Underwriter:
Alternative Securities Markets Group Corporation
4050 Glencoe Avenue, Unit 210
Marina Del Rey, California 90292
Website: http://www.ASMGCorp.com
Phone: (213) 407-4386
Email: Legal@ASMGCorp.com

(i) through (m) None

Item 2. Application of Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- New York
- Florida

The Company will be using licensed Securities Broker of Alternative Securities Market, LLC as selling agents in connection with this Offering, and the Offering will be available exclusively to Registered Investment Advisors of the Registered Investment Advisory Firm "Alternative Securities Markets Group Corporation". Alternative Securities Market, LLC will use three of its corporate websites, each as an online portal and information management tool in connection with the Offering. Each of the Websites is owned and operated by Alternative Securities Markets Group Corporation.

- http://www.SambaPizza.com;
- http://www.ASMGCorp.com; and
- http://www.AlternativeSecuritiesMarket.com

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Shares, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Samba Brazilian Gourmet Pizza Corporation** and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

The Company was formed as a California Stock Corporation in March of 2015. Upon its formation, the Company issued ONE MILLION SHARES (100% of the Company's Issued and Outstanding Shares of Common Stock) to "Alternative Securities Markets Group Corporation" under Section 4(a)(2) of the Securities Act of 1933, as amended.

Name & Address	Amount Owned
Alternative Securities Markets Group Corporation 4050 Glencoe Avenue, Unit 210 Marina Del Rey, California 90292	Common Stock: 1,000,000 Shares (100%) Preferred Stock: No Shares

Mr. Steven J. Muehler is the Controlling Shareholder, Chief Executive Officer and Chief Financial Officer of Alternative Securities Markets Group Corporation, and the Chief Executive Officer and Chief Financial Officer of Samba Brazilian Gourmet Pizza Corporation.. In upon its formation, the company sold 1,000,000 shares of common stock to Alternative Securities Markets Group Corporation for $0.001 per share, for an aggregate sales price of $1,000 USD.

Item 6. Other Present or Proposed Offerings.

The Parent Company of Samba Brazilian Pizza Corporation, "Alternative Securities Markets Group Corporation", intends to offer and sell equity and/or debt securities related to additional financial services products it offers, or for products and services offered by one of its wholly owned subsidiaries. Alternative Securities Markets Group Corporation, through its wholly owned subsidiaries, expects to file one or more new Offering Statements on SEC Form 1-A covering the additional Offerings for qualification with the Securities and Exchange Commission, under the NASAA Coordinated Review Program and with any individual State, to the extent necessary

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these shares directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement.

None.

Item 9. Use of a Solicitation of Interest Document

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

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PART II – OFFERING CIRCULAR

SAMBA BRAZILIAN GOURMET PIZZA CORPORATION

CORPORATE & INVESTOR:

Samba Brazilian Gourmet Pizza Corporation

C/O: Alternative Securities Markets Group Corporation

4050 Glencoe Avenue, Unit 210

Marina Del Rey, California 90292

(213) 407-4386

http://www.SambaPizza.com

Best Efforts Offering of 50,000 12% Convertible Preferred Stock Units

Offering Price per 9% Convertible Preferred Stock Unit: $100.00 (USD)

Maximum Offering: 50,000 12% Convertible Preferred Stock Units

DIVIDEND POLICY: Dividends on this 12% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Company's Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.

The proposed sale will begin as soon as practicable after this Offering Circular has been qualified by the Securities and Exchange Commission. The Offering will close upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

THERE IS, AT THIS TIME, NO PUBLIC MARKET FOR THE SECURITIES.

DATED: March 2nd, 2015

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 2: DISTRIBUTION SPREAD

	Number of Securities Offered	Offering Price	Selling Commissions (1)	Proceeds to Company
Per Security	——	$100.00	$10.00	$90.00
Total Minimum	10,000	$1,000,000	$100,000	$900,000
Total Maximum	50,000	$5,000,000.00	$500,000	$4,500,000

(1) We plan to use licensed brokers associated with Alternative Securities Market, LLC as placements agent or broker for this Offering. The units will also be available exclusively to Registered Investment Advisors of the Alternative Securities Markets Group Corporation.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR

TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE SHARES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Preferred Stock is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this private securities offering.

Development Stage Business

The Company was formed as a California Stock Corporation in March of 2015. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There can be no assurances that Samba Brazilian Gourmet Pizza Corporation will operate profitably.

The Company has No Operating History, and the Manager has a Lack of Experience in Managing Companies Similar to Samba Brazilian Gourmet Pizza Corporation

The Company was recently organized and has no history of operations. The Company therefore should be considered a Development Stage Company, and its operations will be subject to all the risks inherent in the establishment of a new business enterprise, including, but not limited to, hurdles or barriers to the implementation of its business plans. Further, because there is no history of operations there is also no operating history from which to evaluate the Manager's ability to manage the Company's Operations and achieve its goals or the likely performance of the Company. Prospective Investors should also consider the Manager has not previously developed or managed similar companies. No assurances can be given that the Company can operate profitably.

Our Ability to Succeed Depends on our Ability to Grow our Business and Achieve Profitability

The introduction of new food products, and expansion of our Corporate Restaurants and Franchise Restaurants will each contribute significantly to our operational results, and we will also work on avenues to develop new and innovative ways to manufacture our products and expand our food distribution to food wholesalers and retail outlets. Our future operational success and profitability will depend on a number of factors, including, but not limited to:

- Our ability to manage costs;
- The increasing level of competition in the Food Products Industry;
- Our ability to continuously offer new and improved Food products;
- Our ability to maintain sufficient production capacity for our Brazilian Pizza and Brazilian Food products;
- Our ability to maintain efficient, timely and cost-effective Food production and delivery of our products;
- The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;
- Our ability to identify and respond successfully to emerging trends in the Restaurant, Food Wholesale and Food Retail Industry;
- The level of consumer acceptance of our Brazilian Pizza and Brazilian Food products;
- General economic conditions and consumer confidence.

We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.

If we are unable to Successfully Open New Restaurants, our Revenue Growth Rate and Profits may be Reduced

To successfully develop and grow our proposed business, we must open new corporate and franchise restaurants on schedule and in a profitable manner. Delays or failures in opening new restaurants could hurt our ability to meet our growth objectives, which may affect our financial projections and may impact our stock price. We cannot guarantee that our corporate restaurants or our franchise restaurants will be able to achieve our expansion goals or that new restaurants will be operated profitably. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control. These factors include:

- Locating Suitable Restaurant Sites in New and Existing Markets;
- Obtaining Acceptable Financing for Construction of New Restaurants or Negotiating Acceptable Lease Terms;
- Recruiting, Training and Retaining Qualified Corporate and Restaurant Personnel and Management;
- Attracting and Retaining Qualified Franchisees;
- Cost Effective and Timely Planning, Design and Build-out of Restaurants;
- Obtaining and Maintaining Required Local, State and Federal Governmental Approvals and Permits related to the Construction of the Sites and the Sale of Food and Alcoholic Beverages;
- Creating Guest Awareness of our Restaurants in New Markets;
- Competition in our Markets; and
- General Economic Conditions.

We Must Identify and Obtain a Sufficient Number of Suitable New Restaurant Sites for us to Sustain our Revenue Growth Rate

We require that all *proposed restaurant sites*, whether for company-owned or franchised restaurants, meet site-location criteria established by us. We and our franchisees may not be able to find sufficient new restaurant sites to support our planned expansion in future periods. We face significant competition from other restaurant companies and retailers for sites that meet our criteria and the supply of sites may be limited in some markets. As a result of these factors, our costs to obtain and lease sites may increase, or we may not be able to obtain certain sites due to unacceptable costs. Our inability to obtain suitable restaurant sites at reasonable costs may reduce our growth rate.

If the Cost of Dairy Products, Meat Products and Vegetable Products Continue to Increase, our Proposed Cost of Sales will Increase and our Proposed Operating Income will be Reduced

The primary food products to be used by our Company-owned and Franchised-owned Restaurants will be Dairy (mainly cheeses and milk), Meat Products (mainly Beef, Chicken and Fish) and Vegetable Products. Any material increase in the cost of these products could adversely affect our operating results. The retail cost of Dairy Products rose 0.7% from January of 2014 to February of 2014, as compared to 0.1% for urban consumer prices overall. Mr. Tim Hunt, the Global Dairy Strategist with the Rabobank Food & Agribusiness Research and Advisory Group, says he thinks prices could still rise an additional 5% to 10% through the middle of 2014. The Wholesale prices of Choice Grade Beef has surged 11% from May of 2013 to May of 2014, which the price of Wholesale Chicken has risen 4.7% during the same period. Our cost of sales can be significantly affected by increases in the cost of these items, which can result from a number of factors, including seasonality, increases in the cost of grain, costs of fuel, bad weather, disease and other factors that affect availability, and the greater international demand for these products. Because we are currently unable to secure long-term fixed-price contracts for the purchase of these items, a rise in the prices of these items would expose us to cost increases.

Our Restaurants may not Achieve Market Acceptance in the new Geographic Regions We Enter

Our expansion plans depend on opening restaurants in new markets where we or our franchisees have little or no operating experience. The success of these new restaurants will be affected by the different competitive conditions, consumer tastes and discretionary spending patterns of the new markets as well as our ability to generate market awareness of the Samba Brazilian Gourmet Pizza Corporate brand. Sales at restaurants opening in new markets may take longer to reach annual restaurant sales, if at all, thereby affecting the profitability of these restaurants. We may not be successful in operating our restaurants in new markets on a profitable basis.

Our Franchisees May Take Actions that could Harm our Business

Franchisees are independent contractors and are not our employees. We will provide training and support to franchisees, but the quality of franchised restaurant operations may be diminished by any number of factors beyond our control. Consequently, franchisees may not operate restaurants in a manner consistent with our standards and requirements, or may not hire and train managers and other restaurant personnel. If franchisees do not adequately manage their restaurants, our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could significantly decline. In addition, we may also face potential claims and liabilities due to the acts of our franchisees based on agency or vicarious liability theories.

Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Although the Company believes that the proceeds from this Offering will be sufficient to help sustain operations during this growth period, there is no guarantee that the Company will raise all the funds needed to adequately fund Company Operations. The Company has determined that $1,000,000, in addition to cash flow from operations, will be needed to fund planned operations for the first twelve months if proceeding with only one location.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon: Mr. Steven Joseph Muehler, the Company's Chief Executive Officer and Chief Financial Officer. Mr. Muehler is also the Founder, Chief Financial Officer, Chief Executive Officer and Controlling Shareholder of the Alternative Securities Markets Group Corporation. Mr. Muehler expects to only be able to focus roughly 20-30% of the working week to the operations of Samba Brazilian Gourmet Pizza Corporation. Mr. Muehler anticipates the hiring of a General Manager and Management Staff within weeks of the Qualification of this Registration Statement.

The Company's Manager has no experience in the Retail Restaurant or Franchise Restaurants Industry, the Manager of the Company will hire industry leading professionals that have generated revenues in the past utilizing similar business models in the Pizza and Restaurant Industry.

Risks of Borrowing

Although the Company does not intend to incur any debt from the equity commitments provided, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Shares offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $1,000,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from a Bank Escrow Account to the Company's operating account at Wells Fargo Bank. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be promptly returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Control by Management

As of March 1st, 2015 the Alternative Securities Markets Group Corporation owned 100% of the Company's outstanding Common Stock Shares. Upon completion of this Offering, the Alternative Securities Markets Group Corporation will own 100% of the issued and outstanding Common Stock Shares. Investors will not have the ability to control either a vote of the Company's Chief Executive Officer, any Company Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has not begun operations beyond planning company activities and locating initial target restaurant locations, and no locations are expected to be open to the public for a number of months after the minimum investment proceeds have been achieved, thus the Company has not had any profits from any operations to date. The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Shares

The Company's Preferred Stock and Common Stock Shares are not *"presently"* included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Stock Shares of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Preferred Stock and Common Stock Shares are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their Shares in the secondary market.

Secondary Market

There is currently no established public market for our Preferred Stock Shares. We may apply to have our Preferred Stock listed for trade on the OTC Market, but currently no application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWENTY-FOUR MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Dilution

The Company, for business purposes, may from time to time issue additional shares, which may result in dilution of existing shareholders. Dilution is a reduction in the percentage of a stock caused by the issuance of new stock. Dilution can also occur when holders of stock options (such as company employees) or holders of other optionable securities exercise their options. When the number of shares outstanding increases, each existing stockholder will own a smaller, or diluted, percentage of the Company, making each share less valuable. Dilution may also reduce the value of existing shares by reducing the stock's earnings per share. There is no guarantee that dilution of the Common Stock will not occur in the future.

The Company's Preferred Stock is Equity and is Subordinate to all of our Existing and Future Indebtedness; our ability to Declare Annual Dividends on the Preferred Stock may be Limited

The Company's Preferred Stock Shares are equity interest in the Company and do not constitute indebtedness. As such, the Preferred Stock will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would be customarily be payable on specified due dates, in the case of preferred stock, like the Preferred Stock being offering through this Offering, (1) dividends are payable only when, as and if authorized and declared by the Company's Board of Directors and (2) as an early stage company, our ability to declare and pay dividends is subject to the Company's ability to earn net income and to meet certain financial regulatory requirements.

Dividends on the Company's Preferred Stock is Cumulative

Dividends on the Company's Preferred Stock is Cumulative. If the Company's Board of Directors does not authorize and declare a dividend for any dividend period, holder of the Company's Preferred Stock will not be entitled to receive a dividend cash payment for such period, and such undeclared dividend will accrue and become payable at a later dividend payment date. The Company's Board of Directors may determine that it would be in the Company's best interest to pay less than the full amount of the stated dividend on our Preferred Stock, at which time the undeclared portion of the dividend will accrue and become payable at a later dividend payment date. Factors that would be considered by the Company's Board of Directors in making this determination are the Company's financial condition and capital needs, the impact of current and pending legislation and regulations, economic conditions, tax considerations, and such other factors as our Board of Directors may deem relevant.

Long Term Nature of Investment

An investment in the Company's Preferred or Common Stock Shares may be long term and illiquid. As discussed above, the offer and sale of the Shares will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Shares for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Shares must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Unavailability of Rule 144 for Resales

The Company is regarded under Rule 12b-2 of the Securities Exchange Act of 1934 as a shell company. Shareholders who hold shares which are not subject to a registration statement under the Securities Act often rely upon Rule 144 for their resale. Rule 144 is not available for the resale of securities initially issued by either reporting or non-reporting shell companies (other than a business combination related shell company) or an issuer that has been, at any time previously, a reporting or non-reporting shell company, unless the issuer meets specified conditions. A security holder may resell securities pursuant to Rule 144's Safe Harbor if the following conditions are met:

1) The Issuer of Securities that was formerly a reporting or non-reporting company has ceased to be a shell;
2) The Issuer of the Securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
3) The Issuer of the Securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
4) At least one year has elapsed from the time the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Compliance with Securities Laws

The Company's Preferred Stock Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Florida Securities Laws, and other applicable state securities laws. If the sale of Preferred Stock Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Shares. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

In August of 2010, the Company's Chief Executive Officer, and the Chief Executive Officer of Alternative Securities Markets Group Corporation, Mr. Steven Joseph Muehler, was subject to a Cease and Desist Letter issued by the California the California Department of Corporations. The subject of the Cease and Desist Letter was in response to a single unsolicited email being sent by an Agent of a Firm under Mr. Muehler's control and direction. No investment dollars were received from any investors and the Offering had already been abandoned prior to receipt of the Cease and Desist Order.

A copy of the entire California Cease and Desist Letter is available for all potential Investors to review and is EXHIBIT A of this Offering Memorandum and Registration Statement. As you will see underlined on page 5 of the California Cease and Desist Letter "*****.....are hereby ordered to desist and refrain from the further offer or sale of securities, in the State of California, including but not limited to interests in limited liability companies, investment contracts, and/or membership units unless and until qualification has been made under said law or unless exempt***". Prior to the Offering of any shares associated with this Offering, these securities will have been either Registered under the NASAA Coordinated State Review and Registration process in the State of California, or the Securities will be disqualified from registration and offering in the State of California. Should the Company not be allowed to sell shares in any State due to this Cease and Desist Letter, then potential Investors in those State will not be allowed to invest in the Offering.

Offering Price

The price of the Preferred Stock Shares offered has been arbitrarily established by our Chief Executive Officer, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

NOTICE REGARDING AGREEMENT TO ARBITRATE

THIS OFFERING MEMORANDUM REQUIRES THAT ALL INVESTORS ARBITRATE ANY DISPUTE ARISING OUT OF THEIR INVESTMENT IN THE COMPANY. ALL INVESTORS FURTHER AGREE THAT THE ARBITRATION WILL BE BINDING AND HELD IN THE STATE OF CALIFORNIA, IN THE COUNTY OF LOS ANGELES. EACH INVESTOR ALSO AGREES TO WAIVE ANY RIGHTS TO A JUR TRIAL. OUT OF STATE ARBITRATION MAY FORCE AN INVESTOR TO ACCEPT A LESS FAVORABLE SETTLEMENT FOR DISPUTES. OUT OF STATE ARBITRATION MAY ALSO COST AN INVESTOR MORE TO ARBITRATE A SETTLEMENT OF A DISPUTE.

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ITEM 4. PLAN OF DISTRIBUTION

A maximum of 50,000 12% Convertible Preferred Stock Units are being offered to the public at $100 per 9% Convertible Preferred Stock Unit. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

A minimum of $1,000,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $5,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $1,000,000 has be reached. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be Promptly Refunded without interest or deduction.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company's Licensed Securities Brokers and the Registered Investment Advisors of Alternative Securities Markets Group Corporation. There are no plans to stabilize the market for the Convertible Preferred Stock Shares to be offered. Investors can purchase Convertible Preferred Stock Shares from a Securities Broker of Alternative Securities Market, LLC, or a Registered Investment Advisor of Alternative Securities Markets Group Corporation by completing a Subscription Agreement and mailing the form with the proper amount directly to the Company. Convertible Preferred Stock Shares can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Convertible Preferred Stock Shres.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by the Company, and can be viewed at http://www.SambaPizza.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Shares, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 information to **Samba Brazilian Gourmet Pizza Corporation** and wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Shares, these materials will not give a complete understanding of this Offering, the Company or the Shares and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Shares.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Shares in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Preferred Stock Shares

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Shares	**$4,500,000**	**90%**	**$900,000**	**90%**

B. Offering Expenses & Commissions

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3)	**$1,000,000**	**10%**	**$100,000**	**10%**

Footnotes:

(2) This Offering is being sold by licensed Securities Brokers of Alternative Securities Market, LLC and by Registered Investment Advisors of Alternative Securities Markets Group Corporation.

Proposed Use of Funds: Initial Location, to be acquired by using the Investment Minimum Proceeds.:

Initial Proceeds from the Offering will be used to fund the initial three Samba Brazilian Gourmet Pizza Restaurant Locations, each with an anticipated "*per location cost*" of $950,000 each.

For Venice / Santa Monica / Marina Del Rey location (Two Targets, only one will be selected):

Proposed Santa Monica Promenade Location #1 (Preferred):

- 9,774 Square Feet
- Rental Rate per year / per square feet / $9.50 = $92,853
- Full Liquor License = $60,000 (including legal)
- Construction and build-out = $500,000
- Start-up Costs = $200,000
- Total = $852,853

Proposed Santa Monica Promenade Location #2:

- 1,275 Square Feet
- Rental Rate per year / per square feet / $179.40 = $228,735
- Full Liquor License = $60,000 (including legal)
- Construction and build-out = $450,000
- Start-up Costs = $200,000
- Total = $938,735

Locations Two and Three below will be acquired as Investment Proceeds are available:

For Location #2: Hollywood, California location (Two Targets, on one will be selected.):

Proposed Hollywood Location, Hollywood Blvd. (Preferred), Location #1:

- 2,225 Square Feet
- Rental Rate per year / per square feet / $72.00 = $160,200
- Full Liquor License = $60,000 (including legal)
- Construction and build-out = $500,000
- Start-up Costs = $200,000
- Total = $920,200

Proposed Hollywood Location, Sunset Blvd, Location #2:

- 2,023 Square Feet
- Rental Rate per year / per square feet / $75.00 = $151,725
- Full Liquor License = $60,000 (including legal)
- Construction and build-out = $500,000
- Start-up Costs = $200,000
- Total = $911,725

For Newport Beach, California location (Two Targets):

Proposed Newport Beach Location #1 (Preferred):

- 4,055 Square Feet
- Rental Rate per year / per square feet / $50.00 = $202,750
- Full Liquor License = $60,000 (including legal)
- Construction and build-out = $500,000
- Start-up Costs = $200,000
- Total = $962,750

Proposed Newport Beach, Location #2:

- 5,439 Square Feet
- Rental Rate per year / per square feet / $50.00 = $271,950
- Full Liquor License = $60,000 (including legal)
- Construction and build-out = $400,000
- Start-up Costs = $200,000
- Total = $931,950

Other Costs:

- **Costs of Offering** **10%** **$500,000**
    - ***100% to be paid out after the Minimum Offering has been achieved.***
- **Marketing / Advertising / Public Relations** **3%** **$150,000**
    - ***1/3 of this to be funded prior to the opening of each location.***
- **Legal Costs (including Franchise documents)** **3%** **$150,000**
    - ***To be funded after all three locations have been fully capitalized***
- **Franchise Marketing** **3%** **$150,000**
    - ***To be funded after all three locations have been fully capitalized***
- **Franchise Set-up Operations** **3%** **$150,000**
    - ***To be funded after all three locations have been fully capitalized***
- **Corporate Operating Costs** **3%** **$150,000**
    - ***1/3 of this to be funded prior to the opening of each location.***
- **Restaurant Management & Consulting** **3%** **$150,000**
    - ***1/3 of this to be funded prior to the opening of each location.***

Employee Projections:

The Company currently has NO EMPLOYEES other than Mr. Muehler. The anticipated number of Staff Members projected to be working at one time will be calculated on a monthly & quarterly basis, with staff numbers being based on "Number of Customers Per Hour" for each location. Each location will operate initially at a staff number of 150 Customers Per Hour for the initial SIXTY DAYS of operations.

In addition to the below, each location will have a General Manager ($70,000 per year plus incentives) and four assistant managers ($45,000 per year with incentives).

	# of Customers Per Hour					
POSITION – All Part Time except where indicated *(# of each required)*	**10**	**25**	**50**	**75**	**100**	**150**
Front of the House						
• Server – One Full-time / asst mgr.	1	2	4	5	7	10
• Busser	0	1	1	2	2	3
• Bartender – One Full-time / asst mgr.	1	1	1	1	2	2
• Hostess	0	0	1	1	2	2
Back of the House						
• Line Cook – 2 full time	1	2	3	3	4	6
• Dishwasher	1	1	1	1	1	2
• Expeditor	0	0	0	1	1	1

TIMELINES:

Proposed Timelines:

- First Location will be secured upon receipt of Minimum of $1,000,000 in investment funds
    - Timeline from acquisition to grand opening estimated at 6-9 months:
- Second Location will be secured upon receipt of a Total of $2,250,000 in investment funds
- Third Location will be secured upon receipt of a Total of $3,750,000M in investment funds
- Proposed Construction, build-out and pre-opening operations expected to last 6-8 Months per location
- We expect each location to be open for business within no more than EIGHT MONTHS of securing the required investment proceeds for securing each location
- We anticipate having all three locations open within ONE CALENDAR YEAR of the date of this registration statement.
- Costs and Burn Rate for all Locations:

- Target Acquisition with First Year Rent estimated to be $100,000 to $250,000
- Liquor License, anticipated to take 45-60 days, cost $60,000
- Construction timeline, 6-8 months, cost not to exceed $500,000
    - NOTE: Any costs in excess of the numbers stated above may result in the company being required to obtain bankable debt financing, obtaining credit or obtaining a private debt. See Risk Factors for any additional risks that may be associated with the Company obtaining any debts in the future.
- Start up operating costs, including all initial food and beverage orders, and all costs of operations for no greater than sixty days is estimated, but will not exceed, $200,000.

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ITEM 6. DESCRIPTION OF BUSINESS

A. BUSINESS PLAN:

Samba Brazilian Gourmet Pizza Corporation is a pre-operation and developmental Brazilian Gourmet Pizza Company that plans to offer a variety of boldly flavored, made-to-order menu items including our Brazilian Gourmet Pizzas, Brazilian Calzones, Brazilian Stroganoff and a full line of Brazilian Beers and Brazilian Signature Drinks. The Company to date has no Revenues to date, and expects to have a monthly "burn rate" of roughly $200,000 during its pre-operations phase, and estimates to have capital fund operations of 25 months if the maximum offering is achieved (three locations), and six months if the minimum offering is achieved (one location). The Company believes that the revenues from either one or three locations is adequate to fund the Company's debt service on the Preferred Stock as well as all company growth without the need to issue additional debt or equity securities. In the event the Company requires additional capital, the Company may choose a listing on the OTC Market, obtain bank debt financing or issue additional debt or equity securities.

Samba Brazilian Gourmet Pizza Restaurants will create an inviting neighborhood atmosphere by using a flexible service model, and extensive multi-media system and an open layout centered around our wood fire pizza ovens. Upon entering a Samba Brazilian Gourmet Pizza Restaurant, guests may choose to order at the counter for dine-in or take-out service or order at the table from one of our serves. This option allows our guests to customize each dining experience based on their different time demands or service preferences. Each Samba Brazilian Gourmet Restaurant will contain an extensive multi-media system consisting of projection screen televisions and additional televisions for viewing of sporting events, in-house musical performances or for viewing other special broadcasts. We believe that the layout of our Samba Brazilian Gourmet Pizza Restaurants is attractive to both Brazilian and American Sports fans and Families, as guests may move table together to watch televised events, to share a family dinner or to join friends at the bar. Furthermore, by designing our Samba Brazilian Gourmet Restaurants with a layout that differentiates the dining and bar areas, we believe that we appeal to families while still targeting our 21 to 40 year-old demographic.

Each Samba Brazilian Gourmet Pizza Restaurant will also offer pizza delivery service to local residents and businesses, as well as offer a catering service.

Operations to date:

The Company currently intends to open its first Three Corporate Owned and Operated Restaurants in the Southwest Los Angeles Market (Newport Beach area), the West Los Angeles Market (Marina Del Rey, Venice or Santa Monica area) and the Hollywood / Beverly Hills Market in 2015. Operations to date have consisted of site location research, menu items, recipe finalization and the development of an operations manual for the "front of the house operations", "back of the house operations" and "franchise operations". The group has also been interviewing and negotiating with National Restaurant Development and Management Companies for brand development and complete restaurant management.

The Company believes it will open all three locations within 18 months of meeting the minimum offering. The Company plans to begin opening additional corporate stores and beginning all franchising operations the third year of operations (see "growth strategy" below).

Samba Brazilian Gourmet Pizza Business Strategy:

In order for Samba Brazilian Gourmet Pizza to capitalize on this unique market opportunity, the Company must follow the following strategies:

- *Offer a boldly flavored menu with a broad appeal.* Our menu features 26 made-to-order signature pizzas, three traditional Brazilian Stroganoff recipes that can be served on Potatoes, Rice or French Fries, a made-to-order Calzone, three Brazilian Style Salads and a multiple Brazilian deserts for customers of all ages. Samba Brazilian Gourmet Pizza Restaurants will strive to build strong guest loyalty by offering the food quality and dining experience typically associated with casual dining restaurants at competitive prices.

- *Create an inviting, neighborhood atmosphere.* Samba Brazilian Gourmet Pizza Restaurants will provide an energetic atmosphere with familiar surroundings to position our restaurants as a frequent neighborhood destination. Samba Brazilian Gourmet Pizza Restaurants will feature an extensive multi-media system, furnishings that can easily be rearranged and an open layout centered around our signature wood fire pizza ovens, all of which appeal to both Brazilian and American Sports Fans and Families.

- *Enable our guests to customize their dining experience.* Samba Brazilian Gourmet Pizza Restaurants will offer a flexible service model and restaurant design that will allow guests to customize each dining experience to meet the different time demands or service preferences of a workday lunch, a dine-in dinner, a take-out meal, an at home pizza delivery, an afternoon or evening enjoying one of our many televised events or in-house entertainment events or a late-night craving.

- *Continue to Strengthen the Samba Brazilian Gourmet Pizza* Brand. Our marketing program is designed to communicate a distinctive and consistent execution of our "Samba Brazilian Gourmet Pizza" brand to differentiate Samba Brazilian Gourmet Pizza Restaurants from other Brazilian Restaurants or Pizza Restaurants. We will showcase our food and fun, energetic atmosphere through targeted advertising and marketing campaigns.

- *Focus on Operational Excellence.* Samba Brazilian Gourmet Pizza Corporation will attempt to develop into an industry-leading restaurant company, and Samba Brazilian Gourmet Pizza Corporation will strive for consistent execution of our concept. Samba Brazilian Gourmet Pizza Corporation will continue to develop extensive systems and controls for our Company-owned and franchised restaurants to support all projected operations and projected growth.

Samba Brazilian Gourmet Pizza Corporation's Growth Strategy

Samba Brazilian Gourmet Piazza Corporations growth strategy involves opening company-owned and franchised restaurants in both new and existing markets. We have established the necessary infrastructure and control systems to support a disciplined growth strategy. We believe our unique restaurant concept can support over 1,000 restaurants in the United States. We have designed procedures from identifying new market opportunities, determining our company and franchising strategy in those markets and indentifying sites for initial and future company-owned restaurants as well as franchised restaurants. Our growth strategy projects a mix of approximately one-third company-owned restaurants to approximately two-thirds franchised restaurants.

- *Company-Owned Restaurants:* Samba Brazilian Gourmet Pizza Corporation intends to open company-owned restaurants in multiple markets. We plan to open our first three Samba Brazilian Pizza Restaurants in Los the greater Los Angeles market before January of 2016 to maximize on the upcoming Olympic Games from Brazil. In 2016 and 2017, we plan to have over twenty company-owned restaurants in large metropolitan markets with large Brazilian Populations (Miami, Florida; Fort Lauderdale, Florida; Boca Raton, Florida; New York City, New York; San Diego, California and Las Vegas, Nevada). These future locations may require the Company to raise additional Investment Capital In the future.

  The Company intends to use revenues from operations to support this growth, though the Company may also choose to issue additional debt or equity to finance these proposed growth plans, or to achieve a more rapid growth rate.

- *Franchised Restaurants:* Samba Brazilian Gourmet Pizza Corporation intends to implement a franchise system through the development of new restaurants by new franchisees, starting in 2016. We do not intend to proceed with any franchise locations until after the third company-owned location is established, and we believe this will give Samba Brazilian Gourmet Pizza Corporation "Strength of our Brand", allowing us unit growth opportunities in attractive undeveloped markets. We believe with our unique restaurant menu and relative simplicity of our restaurant operations, we believe we will be able to attract experienced and well capitalized area developers. We plan to open 32 franchise restaurants per year starting our second year of operations. This future franchise operation may require the Company to raise additional Investment Capital in the future.

  The Samba Brazilian Gourmet Pizza Corporation plans for franchisees to execute a separate franchise agreement for each restaurant opened, typically providing for a 15 to 20 year initial term, with an opportunity to enter into a renewal franchise agreement subject to certain conditions. Our agreement will require franchisees to pay a franchise fee of $40,000 for the first restaurant opened and $30,000 for each additional restaurant they open. The $30,000 fee is reduced to $20,000 if the additional restaurant is in the designated area of the franchisee's existing restaurant. If a franchisee has entered into an area development agreement with us, the initial franchise fee is $40,000 for the first restaurant, $30,000 for the second restaurant and $25,000 for each subsequent restaurant. These amounts are reduced to $30,000 for the first restaurant and $10,000 for each subsequent restaurant if the franchise is an existing area developer. Franchisees also pay Samba Brazilian Gourmet Pizza Corporation a royalty fee of 5.0%, of which a portion goes to our proposed "National Advertising Fund" or "NAF" (National Advertising Fund not yet established).

  In selection of Samba Brazilian Gourmet Pizza Franchisees, we plan to focus on multiple unit area development agreement with a minimum of four units per development agreement. Our Franchisees must have experience in restaurant operations and development. We also have financial requirements for potential franchisees including $100,000 in liquid net worth and $250,000 in total net worth per unit to four units. Our concept, growth potential and strong unit level economics coupled with our training and support systems, will enable us to attract experienced and well capitalized area developers.

  There can be no guarantee that the Company will generate enough investment proceeds to open any Company owned or franchised owned locations.

  The Company intends to use revenues from operations to support this growth, though the Company may also choose to issue additional debt or equity to finance these proposed growth plans, or to achieve a more rapid growth rate.

Industry:

The Samba Brazilian Gourmet Pizza Restaurant concept offers elements of the quick casual dining restaurant segments, capitalizing on emerging trends in consumer lifestyles.

- *Quick Casual Segment.* According to Technomic Information Services, a leading restaurant industry research group, the quick casual segment is positioned between quick service and casual dining restaurants. Quick casual restaurants generally have the following characteristics: i) limited-service or self-service format, ii) individual meal averages between $8 and $15, iii) innovative food suited suited to sophisticated tasets, iv) upscale or highly developed décor and v) food prepared-to-order. According to the NPD Group, Inc., spending increases in the quick casual segment have historically been higher in other restaurant segments.

- *Casual Dining Segment.* With 2013 sales of approximately $110 billion expected, the casual dining segment accounts for more than one-third of the entire restaurant industry. Characterized by table service and a moderate average check, casual dining restaurants fall between quick casual and fine dining restaurants. The segment readily satisfies guests' everyday dine-out needs by offering high quality fare at a reasonable price. Casual dining restaurants differ from quick casual restaurants in that they generally have: 1) a full-service format, ii) individual check averages between $10 $18, iii) a broad menu, iv) an alcohol component and v) comfortable décor with a higher level of finish.

- *Emerging Trends.* Both the quick and casual dining segments are benefiting from consumer lifestyle and economic trends, including: i) the increase in dual income families, ii) the decline in the relative cost of a restaurant meal compared to home-cooked meal, iii) the growth in spending on food eaten away from home, and iv) the emergence of restaurants as "third place" destinations

Lifestyle and economic trends have increased the need to convenient dining alternatives while making dining out relatively more affordable. The increase in dual income families, which often have busy work and social schedules and long commutes, may lead more families to dine out or order in, rather than eat at home. Driven by growing time pressures and a desire to relax, consumers are increasingly seeking a neighborhood establishment, a "third place" location in addition to home and work where they can socialize and unwind, or simply order food to go or to be delivered from a familiar menu.

Changes in customer preferences, general economic conditions, discretionary spending priorities, demographic trends, traffic patterns and the type, number and location of competing restaurants can affect the restaurant industry. Our proposed or future sales could be impacted by changes in consumer preferences in response to dietary concerns, including preferences regarding items such as calories, sodium, carbohydrates or fat. These changes could result in consumers avoiding our proposed menu items in favor of other foods, and our focus on a limited menu could make the consequences of a change in consumer preferences more severe than our competitors may face. Our success will depend to a significant extent on consumer confidence, which is influenced by general economic conditions and discretionary income levels. We anticipate our average restaurant sales may decline during economic downturns or periods of uncertainty, which can be caused by various factors such as high unemployment, increasing taxes, interest rates, or other changes in fiscal or monetary policy, high gasoline prices, declining home prices, tight credit markets or foreign political or economic unrest. Any material decline in consumer confidence or a decline in family "food away from home" or "order in ready to eat food" spending could cause our proposed / future sales, operating results, profits, business or financial condition to decline. If we fail to adapt to changes in customer preference and trends, we may lose customers and our future / proposed sales may deteriorate.

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Samba Brazilian Gourmet Pizza Restaurant Menu:

Our restaurants will feature a variety of menu items including our 20 Signature Brazilian Pizzas, Five "Traditional Pizzas" and Signature Brazilian Pizza Deserts. All of our Pizzas will be available in Twelve Inch, Fourteen Inch, Sixteen Inch or 18 Inch.

In addition to our Pizzas, our menu features a wide variety other food items including three styles of Brazilian Stroganoff, a Calzone and multiple salads to appeal to a wide customer base (*photos of actual meals created during menu item creation, recipe finalizing and sampling*).

SALADS		
Caesar Salad		Romaine Lettuce, Caesar Dressing, Parmesan and Croutons
Portuguesa Salad		Romaine Lettuce, Italian Dressing, Ham, Peas, Black Olives, Eggs and Onions
Bacon Ranch Salad		Romaine Lettuce, Ranch Dressing, Mozzarella, Red Onions, Bacon and Tomatoes

CALZONES		
Calzone		Homemade dough stuffed with mozzarella and ricotta cheese with your choice of TWO regular ingredients from menu, all served with a side of our own pizza sauce
GOURMET PIZZAS		
Portuguesa Pizza		Ham, Green Peas, Egg, Black Olives, Fresh Onion and Mozzarella
Frango Com Catupiry Pizza		Chicken, Catupiry & Corn
Calabreza Pizza		Calabreza Smoked Sausage, Mozzarella & Onions

Margherita Pizza		Mozzarella, Parmesan Cheese, Basil and Tomato
Baiana Pizza		Calabreza Smoked Sausage, Malgueta Peppers, Hearts of Palm & Mozzarella
Berinjela Pizza		Grilled Eggplant, Mozzarella, Green Olives. Available with Vegetarian Cheese for additional Charge
Lombinho Defumado Pizza		Canadian Bacon, Mozzarella, Onions and Green Olives

Palmito Pizza		Heart of Palm, Mozzarella, Green Olives, Oregano. Available with Vegetarian Cheese for Additional Charge
Carne Seca Pizza		Dry Beef, Mozzarella, Leeks & Black Olives
Stroganoff Pizza		Beef Stroganoff & Potato Sticks
Picanha Pizza		Mozzarella, Onions, Green Olives & To Sirloin Cap

4 Cheese Pizza		Mozzarella, Catupiry, Provolone & Parmesan
Vegetarian Pizza		Mozzarella, Corn, Mushroom, Broccoli, Bell Peppers, Black Olives. Available with Vegetarian Cheese for Additional Charge
Espinafre Pizza		Mozzarella, Spinach, Bacon, Onions & Green Olives
Abobrinha Ao Pesa Pizza		Zucchini, Parmesan, Green Olives, Presto Sausage. Available with Vegetarian Cheese for Additional Charge

Alho Frito Pizza		Mozzarella & Fried Garlic. Available with Vegetarian Cheese for Additional Charge
Arugula Com Tomato Seco Pizza		Mozzarella, Dried Tomato & Arugula. Available with Vegetarian Cheese for Additional Charge
Romana Pizza		Mozzarella, Anchovies, Tomato, Black Olives & Oregano
Mussarela Pizza		Mozzarella & Oregano. Available with Vegetarian Cheese for Additional Charge.

Light Pizza		Heart of Palm, Mozzarella, Green Olives, Corn & Green Peas. Available with Vegetarian Cheese for Additional Charge
Peruana Pizza		Mozzarella, Tuna Fish, Green Peas, Hearts of Palm & Green Olives
Havaiana Pizza		Canadian Bacon, Mozzarella & Pineapple

Meat Lovers Pizza		Pepperoni, Calabresa, Salami & Ham
Cilantro BBQ Chicken Pizza		BBQ Chicken, Cilantro, Mozzarella & Red Onions
Pepperoni Pizza		Mozzarella & Pepperoni
Brazilian Stroganoff		
Chicken Stroganoff		Boneless / Skinless Chicken Breast, Pepper, Onions, Mushrooms & Garlic

Beef Stroganoff		Cubed Steak, Onions, Mushrooms, Pepper and Garlic
Shrimp Stroganoff		Shrimp, Olive Oil, Mushrooms, Shallot, Vermouth, White Wine and Sour Cream
PIZZA DOCES		
Brigadeiro Com Morango Pizza		Chocolate and Condensed Milk with Strawberries
Banana Com Canela Pizza		Mozzarella, Banana & Cinnamon

Romeo E. Julieta Pizza		Mozzarella & Guava Paste
DESSERTS		
Acai		Pure Frozen Acai Pulp, with Banana, guarana and granola
Crème De Papaya Com Licor De Casis		Chopped Papaya, Vanilla Ice-Cream, Papaya Cream and Cassis Liqueur
BEVERAGES		
Sodas, Waters & Juices		Coca-Cola Brands

Beer		Brazilian: Itaipava, Antartica Original, Bohemia, Petra, Skol, Black Princess, Antartica, Brahma, Caracu, Nova Schin, Bavaria and Crystal Domestic: Budweiser, Bud-light Budweiser Black Crown, Beck's, Landshark
Wine		Brazil: Casa Valduga, Lidio Carraro, Miolo, Pizzato and Vinicola Aurora Brands

Liquor		Complete Liquor Bar with Brazilian Caipirinha

All of the Samba Brazilian Gourmet Pizza Restaurants will feature a full bar which offers an extensive selection of approximately 13 imported Brazilian Beers and another 20 domestic and other imported beers, some brands on tap and the others served in bottles or cans. Draft beers will be served in two sizes, 16oz and 23oz, and may include local or regional microbrews. All Samba Brazilian Gourmet Pizza Restaurants will offer Brazilian Specialty Drinks including "Caipirnha". We predict Alcoholic beverage sales for company-owned restaurants to account for about 33% of restaurant sales. All restaurants will serve a variety of Brazilian Imported Wines which may change periodically depending on sales figures in each market.

In order to continually improve our menu, we have established a research and development department that will test and implement new menu items. Our goal is to balance established menu offerings that appeal to our loyal guests with new menu items that increase guest frequency and attract new guests. As well as testing potential menu items for taste and appearance, we will analyze the ease of preparation and replication to ensure food quality and consistency in our restaurants. Once approved for distribution, an item will typically be tested in an established market to gauge guest acceptance.

Restaurant Atmosphere and Layout

Samba Brazilian Gourmet Pizza Restaurants will be designed to provide an inviting neighborhood atmosphere and allow our guests the flexibility to customize their dining experience. The inviting and energetic environment of our restaurants will be created by using furnishings that can be easily arranged around a centralized pizza wood burning oven and that accommodate parties of various sizes. Our restaurants will also feature distinct dining and bar areas and select markets and restaurants will have patio seating.

Each Samba Brazilian Gourmet Pizza will have up to 40 televisions and up to five projection screen televisions throughout the restaurant to allow for easy viewing. These televisions will be used to show Global Sporting Events that include the 2016 Olympics from Brazil, Global Soccer Matches, UFC and Boxing Pay-per-views, Concert events and other sports and special interest broadcast. These televisions combined with our sound system, National Trivia Network and assorted video games, provide a source of entertainment for our guests and reinforce the energetic nature of our concept. We will tailor the content and volume of our video and audio programming in each dining area to reflect our guests' tastes. We believe the design of our restaurants will enhance our guests' experience, drive repeat visits and will solidify the broad appeal of our concept.

All of our menu items are made-to-order and we are available for take-out or delivery, which we anticipate will account for 25% of our restaurant sales for company-owned restaurants. Many of our restaurants will maintain separate parking for our take-out guests.

Site Selection and Development

Samba Brazilian Gourmet Restaurant Site Selection process will be integral to the successful execution of our growth strategy. We have formalized internal guidelines for identifying, analyzing and approving new markets. In selecting designated market areas, we will collect and review restaurant industry data relating to restaurant sales, spending on food away from home and expected restaurant growth in the market, as well as market demographics, population data and relative media costs for radio and television advertising. Once a market is identified, we will have a number of criteria that will be examined to first determine an appropriate trade area within that market. These criteria include the presence of a casual dining corridor, projected growth within the trade area, the locations of key big box retailers in the neighborhood, key demographics and population density, drive time and trading area analysis and other quantitative and qualitative measures. Once a suitable trade area is identified, we will examine site specific details including visibility, signage, access and parking. Final approval by our executive management team is required for each company-owned and franchised site.

Marketing and Advertising

Samba Brazilian Gourmet Pizza Corporation has created a unique marketing program designed to communicate a distinctive and consistent brand that differentiates "Samba Brazilian Gourmet Pizza" from our competitors and that showcases our food in a fun and energetic atmosphere. These efforts will include marketing programs that support both our company-owned and franchised restaurants. The goal of these efforts is to: i) drive positive same-store sales through additional visits by our existing guests and encourage visits by new guests, ii) increase margins, iii) increase average order size, iv) facilitate strong restaurant openings and v) build brand awareness.

- *Primary Marketing Campaigns.* Our primary marketing campaigns will focus on a particular menu item, day or day-part in an attempt to drive traffic. For example, we will develop a campaign highlighting what will be our "Rotissary Sunday" promotion. At the start of each campaign, restaurants receive campaign overview and implementation memos. We will actively support each campaign through counter cards, table tents, posters, television danglers, crew uniforms and other branded materials. All primary marketing campaigns are supported by one or more of the following: television, radio and print advertising paid by our "NATIONAL ADVERTISING FUND", or "NAF". To encourage participation from our crew members in each campaign, we will also structure various crew incentive programs and mystery shopping programs.

- *Secondary Marketing Campaigns.* Our secondary marketing campaigns will focus on reaching beyond the core Samba Brazilian Gourmet Pizza Restaurant guests. These programs will be designed to drive traffic during particular day-part, such as lunch or after work, or attract a particular demographic, such as families. We will introduce sales building programs into our locations at regular intervals throughout the year and support them with branded marketing materials. Unlike primary marketing campaigns, our secondary campaigns will not be supported by National Advertising Fund media (National Advertising Fund not yet established). We will develop these programs to allow for customization by individual restaurants.

- *Local Area Marketing.* Given our strategy to be a neighborhood destination, local area marketing is key to developing brand awareness in each market. Our restaurants will actively sponsor local sporting teams and global, national and regional televised sporting events to drive guest traffic associated with those activities. We will require both franchisees and company-owned restaurants to spend 0.5% of net sales on local area marketing, however many may choose to spend more than this minimum amount. As a neighborhood gathering place, we may also participate in preopening promotions to educate the community about the Samba Brazilian Gourmet Pizza concept, such as inviting local media and celebrities to our openings and undertake other activities to create word-of-mouth advertising as well as distributing coupons to local businesses.

- *Social Media.* Samba Brazilian Gourmet Pizza Corporation will have a corporate account on Facebook, Twitter and Myspace, as well as establish an individual Facebook, Twitter and Myspace accounts for each company-owned and franchised restaurant. Each restaurant will actively post photos of events at their restaurant, post advertisement for upcoming specials and events, and keep in contact with our loyal guests, friends and followers. Samba Brazilian Gourmet Pizza will also maintain a corporate webpage at www.SambaPizza.com where we will supply an individual page for each one of our company-owned restaurants and each of our franchise owned restaurants. Each restaurant will be able to customize their sites webpage with photos of events and advertisement for upcoming events and specials. Guests to the website will also be able to place "to go" or "delivery" orders on the website as well as learn about corporate promotions and restaurant openings, and obtain directions to restaurants.

- *Advertising.* Our media advertising focuses will be on positioning the "Samba Brazilian Gourmet Pizza" brand as an inviting neighborhood dining location. Our commercials, print advertisements and radio spots will be recognized in the restaurant and advertising industries for their creativity. Rather than purchasing media on a national basis, we will utilize a team of professionals to purchase media on a market-by-market basis, which will allow us to react quickly to market specific opportunities. We will require our company-owned restaurants and franchisees to remit 2.5% of restaurant sales to support the National Advertising Fund which, in return, will spend approximately 80% of the money in the market from which it was originated. As the company continues to expand, we anticipate purchasing media on a national scale (National Advertising Fund not yet established).

- *Franchise Support.* System-wide campaigns and promotions will be developed and implemented with input from the Samba Brazilian Gourmet Pizza Corporation Staff and the National Advertising Advisory Board. This volunteer franchisee board will be elected by franchisees annually and will meet regularly to review marketing strategies, provide input on advertising messages and vendor co-op programs and discuss marketing objectives. We will also provide each franchisee with a marketing manual that offers suggestions on local marketing techniques and programs. The manual will include strategies for instituting an effective grand opening plan and programs for local area marketing efforts as well as public relations ideas.

Operations

Samba Brazilian Gourmet Pizza Corporation's management team strives for operational excellence by recruiting, training and supporting the highest quality management teams and employees and through the implementation of operational best practices across all of the "Samba Brazilian Gourmet Pizza Restaurants".

- *Restaurant Management.* In order to balance time and resources of our managers while driving increased operational efficiency, we will be implementing a management structure that consists of a General Manager, one assistant General Manager, and up to three Managers depending on restaurant volume. The Assistant General Manager is expected to perform a portion of the General Manager's duties, allowing the General Manager the freedom to focus on larger operational initiatives. Managers will have clearly defined responsibilities to oversee either the kitchen, the bar or guest service. Before a manager is promoted to Assistant General Manager, he or she will have completed rotations at each position. We believe this structure improves the quality of life of our managers and aligns our proposed pay scale with the responsibilities of each manager in an effort to improve performance.

  As we grow, we will begin to utilize both city and regional managers to oversee our General Managers, ensuring they receive the training and support necessary to improve restaurant operations. Both City and Regional Managers will be trained in all aspects of restaurant operations, with City Managers being required to work in each of their restaurants. This management structure will allow our City and Regional

Managers to effectively transfer best practices and help our General Managers maximize sales while controlling costs.

- *Kitchen Operations.* As important aspect to the Samba Brazilian Gourmet Pizza concept is the efficient design, layout and execution of our kitchen operations. Owing to the relatively simple preparation of our menu items, the kitchen consists of a single Wood Burning Pizza Oven, Commercial Stove and food prep stations that are arranged assembly-line style for maximum productivity. Given our menu and kitchen designs, we will be able to staff our kitchen with hourly employees that require only limited training before reaching full productivity. Additionally, we will not require the added expense of an on-site chef. The ease and simplicity of our kitchen operations will allow us to achieve our goal of preparing casual quality food with minimal wait times. We also believe the ease of operations in our Kitchens will be a significant factor in attracting franchisees.

- *Training.* We will provide extensive training for management and hourly employees at company-owned restaurants, with the goal of providing excellent guest service focused on high standards based on personal performance, food preparation and maintenance of our facilities. Further, each franchisee, along with a General Manager and one additional employee, will be required to attend our Training Program.

  Managers of our company-owned restaurants will be trained using a two-step process that includes both in-class and hands-on sessions. Classroom courses will be taught by our training and operational staff originating from our three Los Angeles Flagship locations. Classroom training will last one week and cover a broad range of topics including food preparation, inventory management and hiring procedures. Managers will also be trained in day-to-day restaurant operations during an intensive five-week course at one of our then certified training restaurants (initially the three Los Angeles flagship restaurants). During this course, our manager trainees will work in every aspect of the business, including line cook, server and manager.

  Hourly employees in company-owned restaurants will complete a comprehensive position certification process. This process will help them become proficient at a specific station. A station certification process will require 16 to 20 hours of classroom and hands-on training. Each trainee will receive feedback after each training session. Once certified, the trainee may be cross-trained in another position using the certification process.

  In addition, our hourly employees will be encouraged to participate in an on-the-job program called "SCT" or "Samba Certified Trainer", which is a program that will utilize both detailed training guides and hands-on instruction by restaurant management. We will place an emphasis on streamlining the training process and, as such, we created the SCT program that can be easily taught and learned. In order to become SCT, an individual must be recommended by the restaurant General Manager as someone with a strong commitment, good attitude and enthusiasm. The certification process will require that the employee have a high level of knowledge of all NINE components of the restaurants' operational manual. These nine components represent the nine different job positions in our restaurants: Greeter, Cashier, Bartender, Expedite Station, Pizza Oven Station, Grill / Oven Station, Delivery Operation, Guest Services and Bar-back. Monetary incentives and additional benefits will be used to encourage employees to participate in this certification process. Our objective is to have at least four SCTs at each company-owned and franchised restaurant.

- *Career Opportunities.* We will attempt to motivate and retain our field operations team by providing them with opportunities for increased responsibilities and advancement. In addition, we will offer performance-based cash incentives tied to sales, profitability and qualitative measures such as visits by our mystery shoppers and our quality assurance personnel. It will be the Company's policy to promote within whenever possible.

- *Recruiting.* We will actively recruit and select individuals who demonstrate enthusiasm and dedication and who share our passion for high quality guest service through teamwork and commitment. To attract high caliber managers, we have developed a competitive compensation plan that includes a base salary and an attractive benefits package, including participating in a management incentive plan that rewards managers for achieving performance objectives.

Food Preparation, Quality Control and Purchasing

Samba Brazilian Gourmet Pizza will strive to maintain high food quality standards. Our systems are designed to protect our food supply throughout the preparation process. We will provide detailed specifications to suppliers for our food ingredients, products and supplies. Our Restaurant Managers will be certified in a comprehensive safety and sanitation course by the National Restaurant Association. Twice-a-day line checks will ensure the safety of the food we serve in our restaurants.

We will negotiate directly with independent suppliers for our supply of food and paper products. To maximize our purchasing efficiencies and obtain the lowest possible price for our ingredients, products and supplies, while maintaining the highest quality, our centralized purchasing team will negotiate prices based on system-wide usage for both company-owned and franchised restaurants. The kitchen manager will place orders with approved local suppliers and distributors, and orders will be inspected at delivery. We believe that competitively priced, high quality alternative manufacturers, suppliers, growers and distributors are available should the need arise.

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B. EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the three following methods, though none of the below exits may develop in the time frames proposed, if at all:

- Become publicly listed:
  U.S. OTCQB or OTCQX Listing – Winter 2015 / Spring 2016
  Bermuda Stock Exchange Mezzanine Market - Summer / Fall 2016
  Frankfurt or Berlin Stock Exchange Open Market - Summer / Fall 2016
- Move to a regulated within 24-36 months of Listing
  U.S. NASDAQ Market - 2017 or 2018
  Bermuda Stock Exchange Regulated Market - 2017 or 2018
  Frankfurt Stock Exchange Regulate Market - 2017 or 2018
- Acquisition

C. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $5,000,000

Company Structure

- California Stock Corporation
- FIVE BILLION Shares of Common Stock Authorized, FIFTY THOUSAND Million Shares of Preferred Stock Authorized
- ONE MILLION Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. FIFTY THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

Minimum Investment

- One 12% Convertible Preferred Stock Shares.

D. The Offering

The Company is offering a maximum of 50,000 9% Convertible Preferred Stock Units at a price of $100.00 per Unit, with all Units having a Value of $100.00.

E. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

F. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the development of the Company's Restaurant Franchise Business. See "USE OF PROCEEDS" section.

G. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $1,000,000. The Company has established an Escrow Account with ASMG Business Escrow Services, Inc., where all investment funds will be deposited until the minimum of $1,000,000 in investment capital is achieved. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company.

H. Preferred & Common Stock Shares

Upon the sale of the maximum number of 12% Convertible Preferred Stock Shares from this Offering, the number of issued and outstanding Preferred Stock Shares of the Company's Preferred stock will be held as follows:

- Company Founders & Current Shareholders 0%
- New Shareholders 100%

Upon the sale of the maximum number of 12% Convertible Preferred Stock Shares from this Offering, the number of issued and outstanding Common Stock Shares of the Company's Common Stock will be held as follows:

- Company Founders & Current Shareholders 100%
- New Shareholders 0%

I. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

J. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

K. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

L. Company Convertible Securities

The Company, at the completion of this Offering will have 50,000 12% Convertible Preferred Stock Shares Issued.

- ***Terms of Conversion or Repurchase by the Company:***
  - All 12% Convertible Preferred Stock Shares must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
    - YEAR 2: (Shareholder Conversion Option)
      - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Share of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 12% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
      - Dividends on this 12% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 3: (Shareholder Conversion Option)
      - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Share of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 2.5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 12% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
      - Dividends on this 12% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 4: (Optional Conversion Option)
      - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Share of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price

will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 12% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
- Dividends on this 12% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 5: (Optional & Mandatory Conversion Options)

- *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each Share of the Company's Convertible 12% Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 12% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
- Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
- *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Share of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

M. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

N. Reporting

The Company will not be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com. Further, the Company will voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

O. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

P. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 50,000 12% Convertible Preferred Stock Shares, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in an escrow account, and only after $1,000,000 in securities has been sold to investors (One Hundred 12% Convertible Preferred Stock Shares) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Q. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Samba Brazilian Gourmet Pizza Corporation.

The Company	Samba Brazilian Gourmet Pizza Corporation is a California Stock Corporation.
Company Chief Executive Officer	Biographies of the Company's Chief Executive Officer can be found starting on Page **50** of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of one 12% Convertible Preferred Stock Shares.
The Offering	The Company is seeking capital commitments of $5,000,000 from Investors. The securities being offered hereby consists of up to 50,000 12% Convertible Preferred Stock Shares of the Company, priced at $100.00 per Share. The purchase price for the stock interests is to be paid in cash as called by the Company.

Conversion Option / Mandatory Conversion

All 12% Convertible Preferred Stock Shares must be converted to Company Common Stock, either in the second, third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 2: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Share of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  Dividends on this 12% Convertible Preferred Stock will be payable on a cumulative basis when, and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00

  The Shareholder can sell the 12% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Share of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 2.5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  Dividends on this 12% Convertible Preferred Stock will be payable on a cumulative basis when, and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00

  The Shareholder can sell the 12% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Share of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

Dividends on this 12% Convertible Preferred Stock will be payable on a cumulative basis when, and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00

The Shareholder can sell the 12% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Share of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 12% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.

  Dividends on this 12% Convertible Preferred Stock will be payable on a cumulative basis when, and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00

  Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Share of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing.

Investment Period The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

Term of the Company The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 50,000 12% Convertible Preferred Stock Shares, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $500,000 will be held in an escrow account, and only after $1,000,000 in securities has been sold to investors (Ten Thousand 12% Convertible Preferred Stock Shares) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

Voting Rights Preferred Stock has NO VOTING RIGHTS

Reports to Investors The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.

Valuations The Company's Chief Executive Officer will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.

Indemnification	The Company will indemnify, defend and hold the Company's Chief Executive Officer, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.
Listings and Admissions to Trading	Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 4050 Glencoe Avenue, Unit 210, Marina Del Rey, California 90292. The Company current intends to rent Retail Restaurant Spaces in Los Angeles Country for its first retail locations. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Position
Mr. Steven J. Muehler (Age: 39)	***Chief Executive Officer& Chairman of the Board of Directors***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation (July of 2008) & Alternative Securities Markets Group (Sept of 2014).

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina (1995 to 1999). After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees.* All Members of Samba Brazilian Gourmet Pizza Corporation as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Samba Brazilian Gourmet Pizza Corporation listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* None.

D. *Involvement in Certain Legal Proceedings*. There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it. The Company's Chief Executive Officer was the subject of a Cease and Desist Letter in August of 2010, and the details of that are on Page 15 and Exhibit A of this Registration Statement.

ITEM 9. EXECUTIVE COMPENSATION.

In March of 2015, the Company adopted a compensation program for Company Management. Accordingly, Management of Samba Brazilian Gourmet Pizza Corporation will be entitled to receive an annual salary of:

Mr Steven J. Muehler, Chief Executive Officer $1.00

NOTE: No compensation has been accrued, nor will any compensation be accrued or paid until the Company has satisfactorily raised the minimum capital within the terms of this Regulation A Offering. The Company's Executive Officer has elected to have his salary deferred and not-accrued to this Offering. Therefore, the Company does not intend to distribute any funds related to past performance.

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Warrants

Significant Employees

The Company has no significant employees other than the Company's Chief Executive Officer as named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

	PRIOR TO OFFERING	UPON COMPLETION OF OFFERING
Alternative Securities Markets Group Corporation 4050 Glencoe Avenue, Unit 210 Marina Del Rey, CA 90292	Common Stock: 1,000,000 Shares (100%) Preferred Stock: No Shares	Common Stock: 1,000,000 Shares (100%) Preferred Stock: No Shares

(1) Mr. Steven J. Muehler is the Founder, Chief Executive Officer, Chief Financial Officer and Controlling Shareholder of Alternative Securities Markets Group Corporation
(2) Mr. Steven J. Muehler is the Chief Executive Officer and Chief Financial Officer of Samba Brazilian Gourmet Pizza Corporation
(3) Mailing Address: Alternative Securities Markets Group Corporation, 4050 Glencoe Avenue, Unit 210, Marina Del Rey, California 90292

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

The Company's majority stockholder is the Alternative Securities Markets Group Corporation. Mr. Steven J. Muehler is the Founder, Chief Executive Officer and Controlling Shareholder of the Alternative Securities Markets Group Corporation. Mr. Muehler is also the Chief Executive Officer for Samba Brazilian Gourmet Pizza Corporation. Mr. Muehler controls the operations of the Company and will have the ability to control all matters submitted to Stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Steven J. Muehler will thus have complete control over the Company's management and affairs. Accordingly, Mr. Muehler may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

Preferred Stock

A maximum of FIFTY THOUSAND Preferred Stock Shares are being offered to the public at $100.00 per share. A Minimum of $1,000,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $5,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $1,000,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

All 12% Convertible Preferred Stock Shares must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
    - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Share of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 12% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
    - Dividends on this 12% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)
    - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Share of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 2.5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 12% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
    - Dividends on this 12% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Share of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 12% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
  - Dividends on this 12% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each Share of the Company's Convertible 12% Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 12% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
  - Dividends on this 12% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Share of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 50,000 12% Convertible Preferred Stock Shares in Samba Brazilian Gourmet Pizza Corporation. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 50,000 12% Convertible Preferred Stock Shares, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

This Offering is being conducted on a "best-efforts" basis, which means the Company's Management, and Alternative Securities Market, LLC, a California Broker-Dealer, will each use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering.

The Securities will be offered for sale at a fixed price of $100.00 USD per 12% Convertible Preferred Stock Shares. If all Securities are purchased, the gross proceeds to the Company will be $5,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in an investment escrow account, and only after $1,000,000 in securities has been sold to investors (Ten Thousand 12% Convertible Preferred Stock Shares) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $1,000,000 is achieved, and all investors will be subject to the terms, conditions and investment risks associated with this investment.

Except as expressly provided in this Offering, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Offering, or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of California for agreements made in and to be performed in the state of California. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

NOTICE: By executing a Subscription Agreement for this Offering, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of FIVE BILLION shares of Common stock, $0.001 par value per share (the "Common Stock"). As of March 1st, 2015 – 1,000,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of FIFTY THOUSAND shares of Preferred stock, no par value per share (the "Preferred Stock"). As of March 1st, 2015 - No Preferred Stock Shares were issued and outstanding.

(c) *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of March 1st, 2015, there were 1,000,000 shares of our Common Stock outstanding, which were held of record by approximately ONE stockholder, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of March 1st, 2015, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of California. California General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides [illegible] indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by California's [illegible] indemnify.

California's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

Samba Brazilian Gourmet Pizza Corporation
(A Development Stage Company)
UN-AUDITED BALANCE SHEET
February 9th, 2015

ASSETS		
Current Assets		
• Cash		**$1,000**
• Accounts Receivable (Capitalization Commitment)		**$0.00**
• Inventory		**$0.00**
• Prepaid Expenses		**$0.00**
• Short-term Investments		**$0.00**
	Total Current Assets	**$1,000**
Fixed (Long-Term)Assets		
• Long-Term Investments		**$0.00**
• Property & Equipment		**$0.00**
(Less Accumulated Depreciation)		**$0.00**
• Intangible Assets		
	Total Fixed Assets	**$0.00**
Other Assets		
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Fixed Assets	**$0.00**
TOTAL ASSETS		**$1,000**
LIABILITIES & OWNER'S EQUITY		
Current Liabilities		**$0.00**
• Accounts Payable		**$0.00**
• Short-term Loans		**$0.00**
• Income Taxes Payable		**$0.00**
• Accrued Salaries & Wages		**$0.00**
• Unearned Revenue		**$0.00**
• Current Portion of Long-term Debt		**$0.00**
	Total Current Liabilities	**$0.00**
Long-Term Liabilities		
• Long-Term Debt		**$0.00**
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Long-term Liabilities	**$0.00**
Owner's Equity		
• Owner's Investment		**$1,000**
• Accounts Receivable		***$0.00***
	Total Owner's Equity	**$0.00**
TOTAL LIABILITIES & OWNER'S EQUITY		**$1,000**

SEE NOTES TO FINANCIAL STATEMENTS

Samba Brazilian Gourmet Pizza Corporation
(A Development Stage Company)
UN-AUDITED STATEMENTS OF REVENUE AND EXPENSES
February 9th, 2015 (inception)

REVENUE	February 15th, 2015
• Total Revenues	$0.00
TOTAL REVENUES	$0.00
EXPENSES	
• Accounting	$0.00
• Legal	$0.00
• Taxes, other	$0.00
• Organization Costs	$0.00
TOTAL EXPENSES	$0.00
NET LOSS	($0.00)

SEE NOTES TO FINANCIAL STATEMENTS

Samba Brazilian Gourmet Pizza Corporation
(A Development Stage Company)
UN-AUDITED STATEMENT OF SHAREHOLDERS' EQUITY
For the period for
February 15th, 2015 (inception)

	Founding Shareholder	Total
Founding Contribution	$1,000	$1,000
All Costs	$0.00	$0.00
Net Loss	($0.00)	($0.00)
BALANCE, September 22nd, 2014	$1,000	$1,000

SEE NOTES TO FINANCIAL STATEMENTS

Samba Brazilian Gourmet Pizza Corporation
(A Development Stage Company)
UN-AUDITED STATEMENT OF CASH FLOWS
For the period for
February 9th, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	February 15th, 2015 (Inception)
• Net Loss	($0.00)
• Other	$0.00
CASH FLOWS FROM INVESTING ACTIVITIES	**February 15th, 2015 (Inception)**
• All Investing Activities	$0.00
CASH FLOWS FROM FINANCING ACTIVITIES	**February 15th, 2015 (Inception)**
• All Financing Activities	$0.00
NET INCREASE IN CASH	**$0.00**
Cash, Beginning of year	**$1,000**
Cash, End of Year	**$1,000**

SEE NOTES TO FINANCIAL STATEMENTS

Samba Brazilian Gourmet Pizza Corporation
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

The Company was formed as a California Stock Corporation in February of 2015. In March of 2015, the Company issued ONE MILLION SHARES (100% of the Company's Issued and Outstanding Shares of Common Stock) to "Alternative Securities Markets Group Corporation" under Section 4(a)(2) of the Securities Act of 1933, as amended.

The Company was initially capitalized through the sale of One Million Shares of Corporate Stock (100% of the Issued Common Stock Shares) to Alternative Securities Markets Group Corporation for a price of $0.001 per share.

NOTE 2. BASIS OF ACCOUNTING:

The Financial Statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Samba Brazilian Gourmet Pizza Corporation.

By: Mr. Steven J. Muehler

By: ____________________________________
Name: Mr. Steven J. Muehler
Title: Chief Financial Officer & Chief Executive Officer

Alternative Securities Markets Group Corporation

By: Mr. Steven J. Muehler

By: ____________________________________
Name: Mr. Steven J. Muehler
Title: Chief Executive Officer, Chief Financial Officer & Controlling Shareholder

EXHIBITS:

EXHIBIT	DESCRIPTION	PAGES
A	Samba Brazilian Gourmet Pizza Corporation Articles of Incorporation	
B	Samba Brazilian Gourmet Pizza Corporation Bylaws	
C	Samba Brazilian Gourmet Pizza Corporation Stock sale to Alternative Securities Markets Group	To Be Filed Later
D	Samba Brazilian Gourmet Pizza Corporation Legal Opinion	To Be Filed Later
E	Copy of Company page at: http://www.AlternativeSecuritiesMarket.com	
F	Copy of Investor page at: http://www.SambaPizza.com	
H	Samba Brazilian Gourmet Piazza Corporation Investor Subscription Agreement	
I	Qualification Letter	To Be Filed Later

PDF Copies of all Exhibits available on the Company's Page at:

http://www.AlternativeSecuritiesMarket.com (access also through http://www.ASMGCorp.com)

EXHIBIT A

SAMBA BRAZILIAN GOURMET PIZZA CORPORATION
ARTICLES OF INCORPORATION

The Undersigned, in order to form a corporation for the purposes hereinafter stated, under and pursuant to the provisions of the General Corporation Law of the State of California ("CGCL"), do herey certify as follows:

ARTICLE 1
NAME

The name of the Corporation (herein after called the "Corporation") is SAMBA BRAZILIAN GOURMET PIZZA CORPORATION

ARTICLE 2
REGISTERED OFFICE

The address of the Registered Office of the Corporation in the State of California is 4050 Glencoe Avenue, Unit 210, Marina Del Rey, California 90292 and the name of the Registered Agent of the Corporation in the State of California at such address is Mr. Steven Joseph Muehler.

ARTICLE 3
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the CGCL.

ARTICLE 4
CAPITAL STOCK

The total number of shares of the initial class of capital stock which the corporation shall have the authority to issue is 50,000,000 shares of Class A Common Stock, each share with a par value of $0.001 per share. All shares of Class A Common Stock shall be identical and shall entitle the holders thereof to the same rights and privileges. Except as provided by law or in this Article 4 (or in any certificate of designations regarding any class of stock):

a) *Voting Rights*: The holders of Class A Common Stock shall be entitled to vote the election of Directors and on all other matters to be voted upon by the Stockholders of the Corporation. On all matters to be voted on by the holders of the Class A Common Stock, the holders shall be entitled to one vote in person or by Proxy for each share thereof held of record.

b) *Dividend Rights*: The holders of Class A Common Stock shall be entitled to receive such dividends and other distributions in cash, stock or any Corporation or property of the Corporation as may be authorized and declared thereon by the Board of Directors from time-to-time out of assets or funds of the Corporation legally available therefore.

   Before Payment of any dividends or other distributions, there may be set aside out of any assets of the Corporation available for dividends or other distributions such sum or sums as the Board of Directors may from time-to-time, in its absolute discretion, think proper as a reserve fund for contingencies, for equalizing dividends or other distributions, for repairing or maintaining any property of the Corporation or for such other purpose as the Board of Directors shall determine to be in the best interest of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

c) *Rights Upon Liquidation*: Upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation available for distribution to the holders of Class A Common Stock shall be distributed pro rata to such holders in proportion to the number of shares of Class A Common Stock held by each. For purposes of this paragraph, the voluntary sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets of the Corporation or a consolidation or merger of the Corporation with one or more other corporation (whether or not the Corporation is the corporation surviving such consolidation or merger) shall not be deemed a liquidation, dissolution or winding up, either voluntary or involuntary.

Stockholders of the Corporation shall not have any preemptive rights to subscribe for, purchase or receive any part of any new or additional issued stock of the Corporation, and no Stockholder will be entitled to cumulate votes at any election of Directors.

ARTICLE 5
BYLAWS

Except as otherwise provided in these Articles of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE 6
BOARD OF DIRECTORS

1. *Business and Quorum*: The business of the Corporation shall be managed by or under the direction of the Board of Directors. A majority of the whole Board of Directors shall constitute a quorum for the transaction of business. Any director may tender his or her resignation at any time.

2. *Number; Classes and Term*: The number of Directors of the Corporation shall be established exclusively by the Board of Directors. The Board of Directors shall be divided into three classes, with the term of office of the first class to expire at the first annual meeting of Stockholders, the term of office of the second class to expire at the second annual meeting of stockholders, and the term of office of the third class to expire at the third annual meeting of stockholders. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election and until their successors are duly elected and qualified.

   Notwithstanding the foregoing provisions of this Section 2, each director shall serve until his or her successor is duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. If the number of Directors is hereafter changed, any increase or decrease shall be appointed among the classes so as to maintain the number of Directors in each class as nearly equal as possible.

3. *Removal of Directors*: Any director, or the entire Board of Directors, may be removed from office at any time, only for cause, and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all the then outstanding shares of capital stock of the Corporation entitled to vote at an election of the Directors.

4. *Vacancies*: Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, or other cause may be filled only by a majority vote of the directors then in office, though less than a quorum, and shall not be filled by the Stockholders, with the Director so elected to serve for the remainder of the term of the Director being replaced or, in the case of an additional Director, for the remainder of the term of the term of the class to which the Director has been assigned. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

ARTICLE 7
ELECTION OF DIRECTORS

The election of Directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE 8
LIMITATION OF DIRECTORS LIABILITY; INDEMNIFICATION

1. *Indemnification*: No person who serves or served as a Director or Officer of the Corporation, or at the request of the Corporation as Director of Officer, shall have any personal liability to the Corporation (each, an "Indemnitee") or to its Stockholders for monetary damages for breach of fiduciary duty either as an Officer or Director of the Corporation, except liability (i) for any breach of the Indemnitee's duty of loyalty to the Corporation or to its Stockholders, (ii) for acts or omissions not taken or made in good faith or which involved intentional misconduct or knowing violation of law, (iii) for any transaction from which the Indemnified derived an improper personal benefit. Each Indemnitee shall be indemnified by the Corporation in accordance with and to the fullest extent authorized by the CGCL. If the CGCL is hereafter amended to authorize the further elimination or limitation of the liability of a Director or Officer, then the liability of the Indemnitee shall be eliminated or limited to the fullest extent permitted by the CGCL as so amended. Any repeal or modification of the foregoing provisions of this Article 8 by the Stockholders of the Corporation shall not adversely affect any right or protection of an Indemnitee existing at the time of such repeal or modification with respect to acts of omissions occurring prior to such repeal or modification.

2. *Advancement*: In addition to the right of indemnification conferred in Section 1 of this Article 8, an Indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney's fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, an advancement of expenses incurred by an Indemnitee in his or her capacity as a Director or Officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnififed for such expenses under this Section 2 or otherwise.

ARTICLE 9
CONTROL SHARE ACQUISITION

1. The Corporation shall not engaged in any business combination with any interested Stockholder for a period of three years following the time that such Stockholder became an interested stockholder, unless:

   a. Prior to such time the Board of Directors of the Corporation approved either the business combination or the transaction which resulted in the Stockholder becoming an interested Stockholder.

   b. Upon consummation of the transaction which resulted in the Stockholder becoming an interested Stockholder, the interested Stockholder owned at least 85% of the voting stock of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested Stockholder) those shares owned (i) by persons who are Directors and also Officers and (ii) Employee Stock Plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be in a tender or exchange; or

   c. At or subsequent to such time the business combination is approved by the Board of Directors and authorized at an annual special meeting of Stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested Stockholder.

2. *Permitted Action*: In the event of a tender or other offer for the Corporation's Shares that the Board of Directors determines should be rejected, the Board of Directors may take all lawful action to accomplish its purpose, including but not limited to advising Shareholders not to accept the offer, acquiring the Corporation's Securities, creating a preferred stock rights agreement or any other anti-takeover defense permitted under the Articles of Incorporation and the CGCL, and obtaining a more favorable offer from another individual entity.

ARTICLE 10
FAIR PRICE

1. No "Business Combination" (as hereinafter defined) of the Corporation or any subsidiary of the Corporation with an "Related Person" (as hereinafter defined) shall be permitted or authorized by the Board of Directors of the Corporation, unless:

a. Such Business Combination shall have been approved by the affirmative vote of the Stockholders of not less than the same percentage of the outstanding shares of "Voting Stock" (as hereinafter defined) as is required for approval of amendments to these Articles of Incorporation, notwithstanding that no vote may be required, or that a lesser percentage may be specified, by law or otherwise; or

b. All of the following conditions are met:

   i. The cash or "Fair Market Value" (as hereinafter defined) as the date of the consummation of the Business Combination (the "Combination Date") of the property, securities or other consideration to be received per share by Stockholders of a particular class or series of Capital Stock, as the case may be, of the Corporation in the Business Combination is not less than the highest of:

      a) The highest per share price (including brokerage commissions, transfer taxes and soliciting dealers' fees) paid by or on behalf of the Related Person in acquiring beneficial ownership of any of its holdings of such class or series of Capital Stock of the Corporation (a) within the two-year period immediately prior to the Combination Date or (b) in the transaction or series of transactions in which the Related Person became a Related Person, whichever is higher; or

      b) The Fair Market Value per share of the shares of Capital Stock being acquired in the Business Combination as at (a) the Combination Date or (b) the date on which the Related Person become a Related Person, whichever is higher; or

      c) In the case of Common Stock, the per share book value of the Common Stock as reported at the end of the fiscal quarter immediately prior to the Combination Date, and in the case of Preferred Stock, if any, the highest preferential amount per share to which the Holders of shares of such class or series of Preferred Stock would be entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, regardless of whether the Business Combination to be consummated constitutes such an event.

The provisions of this paragraph 1(b)(i) shall be required to be met with respect to every class or series of outstanding capital stock of the Corporation, whether or not the Related Person has previously acquired any shares of a particular class or series of Capital Stock. In all above instances, appropriate adjustments shall be made for recapitalizations and for stock dividends, stock splits and like distributions; and

ii. The consideration to be received by Holders of a particular class or series of Capital Stock shall be in cash or in the same form as previously has been paid by or on behalf of the Related Person in connection with its direct or indirect acquisition of beneficial ownership of shares of such class or series of stock. If the consideration so paid for any such share varies as to form, the form of consideration for such shares shall be either cash or the form used to acquire beneficial ownership of the largest number of shares of such class or series of capital stock previously acquired by the Related Person.

2. For purposes of the Article 10:

a. The term "Business Combination" shall mean any (a) merger or consolidation of the Corporation or a subsidiary of the Corporation with a Related Person or any other corporation which is or after such merger or consolidation would be an "Affiliate" or "Associate" (as herein defined) of a Related Person, (b) sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) with any Related Person or any affiliate of any Related Person, of all or any "Substantial Part" (as hereinafter defined) of the assets of the Corporation or a subsidiary of the Corporation to a Related Person or an Affiliate or Associate of any Related Person, (c) adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of a Related Person or any Affiliate or Associate of any Related Person, (d) sale, lease, exchange or other disposition including without limitation a mortgage or other security device, of all or any Substantial Part of the assets of a Related Person or an Affiliate or Associate of any Related Person to the Corporation or a subsidiary of the Corporation, (e) issuance or pledge of securities of the Corporation of a subsidiary of the Corporation to or with a Related Person or any Affiliate or Associate of any Related Person, (f) reclassification of securities (including any reverse stock split) or recapitalization of the Corporation or any other transaction that would have the effect, either directly or indirectly, of increasing the proportionate share of any class of equity or convertible securities of the Corporation or any subsidiary of the Corporation which is directly or indirectly beneficially owned by any Related Person or any Affiliate or Associate of any Related Person, and (g) agreement, contract or other arrangement providing for any of the transactions described in this definition of Business Combination.

b. The term "person" shall mean any individual, firm, corporation or other entity and shall include any group comprised of any person and any other person with whom such person or any Affiliate or Associate of such person has any agreement, arrangement or understanding, directly or indirectly, for the purpose of acquiring, holding, voting or disposing of Voting Stock of the Corporation.

c. The term "Related Person" shall mean any person (other than the Corporation, or any Subsidiary and other than any profit-sharing, employee stock ownership or other employee benefit plan of the Corporation or any Subsidiary or any trustee of or fiduciary with respect to any such plan when acting in such capacity) who or which:

   i. Is the beneficial owner (as hereinafter defined) of ten percent (10%) or more of the Voting Stock;

   ii. Is an Affiliate or Associate of the Corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner of ten percent (10%) or more of the Voting Stock; or

   iii. Is at such time an assignee of or has otherwise succeeded to the beneficial ownership of any shares of Voting Stock which were at any time within the two-year period immediately prior to such time beneficially owned by any Related Person, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

d. A person shall be a "Beneficial Owner" of any Voting Stock:

   i. Which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly;

   ii. Which such person or any of its Affiliates or Associates has, directly or indirectly, (i) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (ii) the right to vote pursuant to any agreement, arrangement or understanding; or

   iii. Which are beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock.

e. For the purposes of determining whether a person is a Related Person pursuant to Subsection 2(c), the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned through application of Subsection 2(d) but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

f. *The terms "Affiliate" or "Associate" shall have the respective meanings ascribed to* such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on January 15th, 2015.

g. The term "subsidiary" means any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the Corporation; provided, however, that for the purposes of the definition of Related Person set forth in Subsection 2(c), the term "Subsidiary" shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the Corporation.

h. The term "Continuing Director" means any member of the Board of Directors, while such person is a member of the Board of Directors, who is not an Affiliate, Associate or a representative of the Related Person and was a member of the Board of Directors prior to the time that the Related Person became a Related Person, and any successor or a Continuing Director, while such successor is a member of the Board of Directors, who is not an Affiliate, Associate or a representative of the Related Person and is recommended or elected to succeed a Continuing Director by a majority of Continuing Directors.

i. The term "Substantial Part" shall mean more than twenty percent (20%) of the Fair Market Value, as determined by a majority of the Continuing Directors, of the total consolidated assets of the Corporation and its Subsidiaries taken as a whole as of the end of its most recent fiscal year ended prior to the time the determination is being made.

j. For the purposes of paragraph 1(b)(i) of this Article 10, the term "other consideration to be received" shall include, without limitation, capital stock retained by the Stockholders.

k. The term "Voting Stock" shall mean all of the outstanding shares of Common Stock and the outstanding shares of any Preferred Stock, if any, entitled to vote on each matter on which the Holders of record of Common Stock shall be entitled to vote, and each reference to a proportion of shares of Voting Stock shall refer to such proportion of the votes entitled to be cast by such shares voting as one class.

l. The term "Fair Market Value" means: (a) in the case of the stock being listed on a Regulated Market, the highest closing sale price during the 30-day period immediately preceding the date in questions of a share of such stock as reported to

FINRA in trade reports, or if not listed on a Market or and Exchange, as determined in good faith by a majority of the Continuing Directors; and (b) in the case of property other than cash or stock, their fair value of such property on the date in question as determined in good faith by a majority of the Continuing Directors.

m. A Related Person shall be deemed to have acquired a share of the Voting Stock of the Corporation at the time when such Related Person became the beneficial owner thereof. If a majority of the continuing Directors is not able to determine the price at which a Related Person has acquired a share of Voting Stock of the Corporation, such price shall be deemed to be the Fair Market Value of the shares in question at the time when the Related Person became the beneficial owner thereof. With respect to shares owned by Affiliates, Associates or other persons whose ownership is attributed to a Related Person under the foregoing definition of Related Person, the price deemed to be paid thereof by such Related Person shall be the price paid upon the acquisition thereof by such Affiliate, Associate or other person, or, if such price is not determinable by a majority of the Continuing Directors, the Fair Market Value of the shares in question at the time when the Affiliate, Associate or other such person became the beneficial owner thereof.

3. The fact that any Business Combination complies with the provisions of Subsection 1(b) of this Article 10 shall not be construed to impose any fiduciary duty, obligation or responsibility of the Board of Directors, or any member thereof, to approve such Business Combination or recommend its adoption or approval to the Stockholders of the Corporation, nor shall such compliance limit, prohibit or otherwise restrict in any manner the Board of Directors, or any member thereof, with respect to the evaluations of or actions and responses taken with respect to such Business Combinations.

ARTICLE 11
PERIOD OF EXISTENCE

The Corporation is to have perpetual existence

ARTICLE 12
MEETING AND RECORDS

Meetings of the Stockholders may be held within or without the State of California, as the Bylaws provide. The books of the Corporation may be kept (subject to any provision contained in the CGCL) outside of the State California at such places as may be designated from time-to-time by the Board of Directors in the Bylaws of the Corporation.

ARTICLE 13
NO STOCKHOLDER ACTION BY WRITTEN CONSENT

Action shall be taken by the Stockholders of the Corporation only at annual or special meetings of the Stockholders, and Stockholders may not act by written consent. Special meetings of the Stockholders, for any purpose or purposes prescribed in the notice of the meeting, may be called by (1) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized Directors (whether or not there exist any vacancies in previously authorized Directorships at the time any such Corporate Resolutions is presented to the Board of Directors for adoption) or (2) the Chairman of the Board of Directors, and shall be held at such place, on such date, and at such time as they shall fix. Business transacted at special meetings shall be confined to the purpose or purposes stated in the notice.

ARTICLE 14
AMENDMENT

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation as allowable by the CGCL, and all rights conferred upon Stockholders herein are granted subject to this reservation.

ARTICLE 15
NAME AND ADDRESS OF INCORPORATOR

The name and mailing address of the incorporator is as follows: Mr. Steven Joseph Muehler, 4050 Glencoe Avenue, Unit 210, Marina Del Rey, California 90292.

IN WITNESS WHEREOF, Samba Brazilian Gourmet Pizza Corporation has caused these Articles of Incorporation to be signed by Mr. Steven Joseph Muehler, its Chief Executive Officer, as of the 20th day of February, 2015.

BY: ______________________

Name: Mr. Steven Joseph Muehler

Title: Chief Executive Officer

EXHIBIT B

BYLAWS

OF

SAMBA BRAZILIAN GOURMET PIZZA CORPORASTION

BYLAWS

OF

SAMBA BRAZILIAN GOURMET PIZZA CORPORATION

ARTICLE I

SHAREHOLDERS

1. Annual Meeting

A meeting of the shareholders shall be held annually for the election of directors and the transaction of other business on such date in each year as may be determined by the Board of Directors, but in no event later than 365 days after the anniversary of the date of incorporation of the Corporation.

2. Special Meetings

Special meetings of the Shareholders may be called by the Board of Directors, Chairman of the Board or President, and shall be called by the Board upon the written request of the holders of record of a majority of the outstanding shares of the Corporation entitled to vote at the meeting requested to be called. Such request shall state the purpose or purposes of the proposed meeting. At such special meetings the only business which may be transacted is that relating to the purpose or purposes set forth in the notice thereof.

3. Place of Meetings

Meetings of the Shareholders shall be held at such a place within our outside of the State of California as may be fixed by the Board of Directors. If no place is so fixed, such meetings shall be held at the principal office of the Corporation.

4. Notice of Meetings

Notice of each meeting of the shareholders shall be given in writing and shall state the place, date and hour of the meeting and the purpose or purposes for which the meeting is called. Notice of a special meeting shall indicate that it is being issued by or at the direction of the person or persons calling or requesting the meeting.

If, at any meeting, action is proposed to be taken which, if taken, would entitle objecting shareholders to receive payment for their shares, the notice shall include a statement of that purpose and to that effect.

A copy of the notice of each meeting shall be given, personally or by first class mail, not less than ten nor more than fifty days before the date of the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to have been given when deposited in the United States Mail, with postage thereon prepaid, directed to the shareholder at his / her / its address as it appears on the record of the shareholder, or, if he / she / it shall have filed with the Secretary of the Corporation a written request that notices to him / her / it be mailed to some other address, then directed to him / her / it a such other address.

When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting any may be transacted that might have been transacted on the original date of the meeting. However, if after the adjournment of the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice under this Section 4.

5. Waiver of Notice

Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him / her / it.

6. Inspectors of Election

The Board of Directors, in advance of any shareholders' meeting, may appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed, the person presiding at a shareholders' meeting may, and on the request of any shareholder entitled to vote thereat shall, appoint two inspectors. In case any person appointed fails to appear or act, the vacancy may be filled by appointment in advance of the meeting by the Board or at the meeting by the person presiding thereat. Each inspector, before entering upon the discharge of their duties, shall take and sign an oath faithfully to execute the duties of such inspector at such meeting with strict impartiality and according to the best of their ability.

The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote at the meeting, count and tabulate all votes, ballots or consents, determine the result thereof, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting, or of any shareholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, question or matter determined by them and shall execute a certificate of any fact found by them. Any report or certificate made by them shall be prima facie evidence of the facts stated and of any vote certified by them.

7. List of Shareholders at Meeting

A list of the shareholders as of the record date, certified by the Secretary or any Assistant Secretary or by a transfer agent, shall be produced at any meeting of the shareholders upon the request thereat or prior thereto of any shareholder. If the right to vote at any meeting is challenged, the inspectors of election, or the person presiding thereat, shall require such list of the shareholders to be produced as evidence of the right of the persons challenged to vote at such meeting, and all persons who appear from such list to be shareholders entitled to vote thereat may vote at such meeting.

8. Qualification of Voters

Unless otherwise provided in the Articles of Incorporation, every shareholder of record shall be entitled at every meeting of the shareholders to one vote for every share standing in its name on the record of the shareholders.

Treasury shares as of the record date and shares held as of the record date by another domestic or foreign corporation of any kind, if a majority of the shares entitled to vote in the election of directors of such other corporation is held as of the record date by the Corporation, shall not be shares entitled to vote or to be counted in determining the total number of outstanding shares.

Shares held by an administrator, executor, guardian, conservator, committee or other fiduciary, other than a trustee, may be voted by such fiduciary, either in person or by proxy, without the transfer of such shares into the name of such fiduciary. Shares held by a trustee may be voted by him or her, either in person or by proxy, only after the shares have been transferred into his or her name as trustee or into the name of his or her nominee.

Shares standing in the name of another domestic or foreign corporation of any type or kind may be voted by such officer, agent or proxy as the bylaws or such corporation may provide, or, in the absence of such provision, as the board of directors of such corporation may determine.

No shareholder shall sell his or her vote, or issue a proxy to vote, to any person for any sum of money or anything of value except as permitted by law.

9. Quorum of Shareholders

The holders of a majority of the shares of the Corporation issued and outstanding and entitled to vote at any meeting of the shareholders shall constitute a quorum at such meeting for the transaction of any business, provided that when a specified items of business is required to be voted on by a class or series, voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum for the transaction of such specified item of business.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The shareholders who are present in person or by proxy and who are entitled to vote may, by a majority of votes cast, adjourn the meeting despite the absence of a quorum.

10. Proxies

Every shareholder entitled to vote at a meeting of the shareholders, or to express consent to dissent without a meeting, may authorize another person or persons to act for him or her by proxy.

Every proxy must be signed by the shareholder or their / its attorney. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy, unless before the authority is exercised written notice of an adjudication of such incompetence or of such death is received by the Secretary or any Assistant Secretary.

11. Vote or Consent of Shareholders

Directors, except as otherwise required by law, shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election.

Whenever any corporate action, other than the election of directors, is to be taken by vote of the shareholders, it shall, except as otherwise required by law, be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

Whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting or written consent, setting forth the action so taken, signed by the holders of all outstanding shares entitled to vote thereon. Written consent thus given by the holders of all outstanding shares entitled to vote shall have the same effect as an unanimous vote of shareholders.

12. Fixing the Record Date

For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the Board of Directors may fix, in advance, a date as the record date for any such determination of shareholders. Such date shall not be less than ten nor more than fifty days before the date of such meeting, nor more than fifty days prior to any other action.

When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

ARTICLE II

BOARD OF DIRECTORS

1. Power of Board and Qualification of Directors

The business of the Corporation shall be managed by the Board of Directors. Each director shall be at least eighteen years of age.

2. Number of Directors

The number of directors constituting the entire Board of Directors shall be the number, not less than FIVE nor more than NINE, fixed from time to time by a majority of the total number of directors which the Corporation would have, prior to any increase or decrease, if there were not vacancies, provided, however, that no decrease shall shorten the term of an incumbent director, and provided further that if all of the shares of the Corporation are owned beneficially and of record by less than three shareholders, the number of directors may be less than three but not less than the number of shareholders. Until otherwise fixed by the directors, the number of directors constituting the entire board shall be FIVE.

3. Election and Term of Directors

At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting and until their successors have been elected and qualified or until their death, resignation or removal in the manner hereinafter provided.

4. Quorum and Term of Directors

A majority of the entire Board of Directors shall constitute a quorum for the transaction of business, and, except where otherwise provided herein, the vote of a majority of the directors present at a meeting at the time of such vote, if a quorum is then present, shall be the act of the Board.

Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consent thereto by the members of the Board or committee shall be filed with the minutes of the proceeding of the Board or committee.

5. Meetings of the Board

An annual meeting of the Board of Directors shall be held in each year directly after the annual meeting of shareholders. Regular meetings of the Board shall be held at such times as may be fixed by the Board. Special meetings of the Board may be held at any time upon the call of the President or any two directors.

Meetings of the Board of Directors shall be held at such places as may be fixed by the Board for annual and regular meetings and in the notice of meeting for special meetings. If no place is so fixed, meetings of the Board shall be held at the principal office of the Corporation. Any one or more members of the Board of Directors may participate in meetings by means of a conference telephone or similar communications equipment.

No notice need be given of annual or regular meetings of the Board of Directors. Notice of ach special meeting of the Board shall be given to each director either by mail not later than noon, California Time, on the third day prior to the meeting or b telegram, written message or orally not later than noon, California Time, on the day prior to the meeting. Notices are deemed to have been properly given if given: by mail, when deposited in the United States Mail; by telegram at the time of filing; or by messenger at the time of delivery. Notices by mail, telegram or messenger shall be sent to each director at the address designated by him or her for that purpose, or, if none has been so designated, at his or her last known residence or business address.

Notice of a meeting of the Board of Directors need not be given to any director who submits a signed waiver of notice whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to any director.

A notice, or waiver of notice, need not specify the purpose of any meeting of the Board of Directors.

A majority of the directors, whether or not a quorum is present, may adjourn any meeting to another time and place. Notice of any adjournment of a meeting to another time or place shall be given, in the manner described above, to the directors who were not present at the time of the adjournment and, unless such time and place are announced at the meeting, to the other directors.

6. Resignations

Any director of the Corporation may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein; and unless otherwise specified therein the acceptance of such resignation shall not be necessary to make it effective.

7. Removal of Directors

Any one or more of the directors may be removed for cause by action of the Board of Directors. Any or all of the directors may be removed with or without cause by vote of the shareholders.

8. Newly Created Directorships and Vacancies

Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the Board of Directors for any reason except the removal of directors by shareholders may be filled by vote of a majority of the directors then in office, although less than a quorum exists. Vacancies occurring as a result of the removal of directors by shareholders shall be filled by the shareholder. A director elected to fill a vacancy shall be elected to hold for the unexpired term of his predecessor.

9. Executive and Other Committees of Directors

The Board of Directors, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees each consisting of three or more directors and each of which, to the extent provided in the resolution, shall have all the authority of the Board, except that no such committee shall have authority as to the following matters: (a) the submission to shareholders of any action that needs shareholders' approval; (b) the filling of vacancies in the Board or in a committee; (c) the fixing of compensation of the directors for serving on the Board or on any committee; (d) the amendment or repeal of the bylaws, or the adoption of new bylaws; (e) the amendment or repeal of any resolution of the Board which, by its term, shall not be so amendable or repealable; or (f) the removal or indemnification of directors.

The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent member or members at any meeting of such committee.

Unless a greater proportion is required by the resolution designating a committee, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members present at a meeting at the time of such vote, if a quorum is then present, shall be the act of such committee.

Each such committee shall serve at the pleasure of the Board of Directors.

10. Compensation of Directors

The Board of Directors shall have authority to fix the compensation of Directors for services in any capacity.

11. Interest of Directors in a Transaction

Unless shown to be unfair and unreasonable as to the Corporation, no contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other corporation, firm, association or other entity in which one or more of the directors are directors or officers, or are financially interested, shall be either void or voidable, irrespective of whether such interested director or directors are present at a meeting of the Board of Directors, or of a committee thereof, which authorizes such contract or transaction and irrespective of whether his / her / their votes are counted for such purpose. In the absence of fraud any such contract and transaction conclusively may be authorized or approved as fair and reasonable by: (a) the Board of Directors or a duly empowered committee thereof, by a vote sufficient for such purpose without counting the vote or votes of such interested director or directors (although such interested director or directors may be counted in determining the presence of a quorum at the meeting which authorizes such contract or transaction), if the fact of such common directorship, officership or financial interest is disclosed or known to the Board or Committee, as the case may be; or (b) the shareholders entitled to vote for the election of directors, if such common directorship, officership or financial interest is disclosed or known to the shareholders.

ARTICLE III

OFFICERS

1. Election of Officer

The Board of Directors, as soon as may be practicable after the annual election of directors, shall elect a President, a Secretary, and a Treasurer, and from time to time may elect or appoint such other officers as it may determine. Any two or more offices may be held by the same person, except that the same person may not hold the offices of President and Secretary unless the person is the sole shareholder of the Corporation and holding of said offices of President and Secretary by such person is permitted under applicable law. The Board of Directors may also elect one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers.

2. Other Officers

The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

3. Compensation

The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors

4. Term of Office and Removal

Each officer shall hold office for the term for which he is elected or appointed; and until his or her successor has been elected or appointed and qualified. Unless otherwise provided in the resolution of the Board of Directors electing or appointing an officer, his or her term of office shall extent to and expire at the meeting of the Board following the next annual meeting of shareholders. Any officer may be removed by the Board with or without cause, at any time. Removal of an officer without cause shall be without prejudice to his or her contract rights, if any, and the election or appointment of an officer shall not of itself create contract rights.

5. President

The President shall be the chief executive officer of the Corporation, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall also preside at all meetings of the shareholders and the Board of Directors.

The President shall execute bonds, mortgages and other contracts requiring a seal, under the Seal of the Corporation, except when required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

6. Vice Presidents

The Vice Presidents, in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election, during the absence or disability of or refusal to act by the President, shall perform the duties and exercise the powers of the President and shall perform such other duties as the Board of Directors shall prescribe.

7. Secretary and Assistant Secretaries

The Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. The Secretary shall give or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision the Secretary shall be. The Secretary shall have custody of the Corporate Seal of the Corporation and the Secretary, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the Secretary's signature or by the signature of such Assistant Secretary. The Board of Directors may give authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature.

The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order designated by the Board of Directors, or in the absence of such designation then in the order of their election, in the absence of the Secretary or in the event of the Secretary's inability or refusal to act, shall perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

8. Treasurer and Assistant Treasurer

The Treasurer shall have the custody of the corporate funds and securities; shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation; and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors.

The Treasurer shall disburse the funds as may be ordered by the Board of Directors, taking proper vouchers for such disbursement, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation.

If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of the Treasurer, and for the restoration to the Corporation, in the case of the Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the possession or under the control of the Treasurer belonging to the Corporation.

The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order designated by the Board of Directors, or in the absence of such designation, then in the order of their election, in the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, shall perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

9. Books and Records

The Corporation shall keep: (a) correct and complete books and records of account; (b) minutes of the proceeding of the shareholders, Board of Directors and any committees of directors; and a current list of the directors and officers and their residence addresses. The Corporation shall also keep at its office in the State of California or at the office of its transfer agent or registrar in the State of California, if any, a record containing the names and addresses of all shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof.

The Board of Directors may determine whether and to what extent and at what times and places and under what conditions and regulations any accounts, books, records or other documents of the Corporation shall be open to inspection, and no creditor, security holder or other person shall have any right to inspect any accounts, books, records or other documents of the Corporation except as conferred by statute or as so authorized by the Board.

10. Checks, Notes, etc.

All checks and drafts on, and withdrawals from the Corporation's accounts with banks or other financial institutions, and all bills of exchange, notes and other instruments for the payment of money, drawn, made, endorsed, or accepted by the Corporation, shall be signed on its behalf by the person or persons thereunto authorized by, or pursuant to resolution of, the Board of Directors.

ARTICLE IV

CERTIFICATES AND TRANSFERS OF SHARES

1. Forms of Share Certificates

The share of the Corporation shall be represented by certificates, in such forms as the Board of Directors may prescribe, signed by the President or a Vice President and the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer. The Shares may be sealed with the Seal of the Corporation or a facsimile thereof. The signatures of the officer upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registrar other than the Corporation or its employee. In the case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of issue.

Each certificate representing shares issued by the Corporation shall set forth upon the face or back of the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge, a full statement of the designation, relative rights, preferences and limitations of shares of each class of shares, if more than one, authorized to be issued and the designation, relative rights, preferences and limitations of each series of any class of preferred shares authorized to be issued so far as the same have been fixed, and the authority of the Board of Directors to designate and fix the relative rights, preferences and limitations of other series.

Each certificate representing shares shall state upon the face thereof: (a) that the Corporation is formed under the laws of the State of California; (b) the name of the person or persons to whom issued; and the number and class of shares, and the designation of the series, if any, which such certificate represents.

2. Transfers of Shares

Shares of the Corporation shall be transferable on the record of shareholders upon presentment to the Corporation of a transfer agent or a certificate or certificates representing the shares requested to be transferred, with proper endorsement on the certificate or on a separate accompanying document, together with such evidence of the payment of transfer taxes and compliance with other provisions of law as the Corporation or its transfer agent may require.

3. Lost, Stolen or Destroyed Share Certificates

No certificate for shares of the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or wrongfully taken, except, if and to the extent required by the Board of Directors upon: (a) production of evidence of loss, destruction or wrongful taking; (b) delivery of a bond indemnifying the Corporation and its agents against any claim that may be made against it or them on account of the alleged loss, destruction or wrongful taking of the replaced certificate or the issuance of the new certificate; (c) payment of the expenses of the Corporation and its agents incurred in connection with the issuance of the new certificate; and (d) compliance with other such reasonable requirements as may be imposed.

ARTICLE V

OTHER MATTERS

1. Corporate Seal

The Board of Directors may adopt a Corporate Seal, alter such Seal at pleasure, and authorize it to be used by causing it or a facsimile to be affixed or impressed or reproduced in any other manner.

2. Fiscal Year

The fiscal year of the Corporation shall be the twelve months ending December 31st, or such other period as may be fixed by the Board of Directors.

3. Amendments

Bylaws of the Corporation may be adopted, amended or repealed by vote of the holders of the shares at the time entitled to vote in the election of any directors. Bylaws may also be adopted, amended or repealed by the Board of Directors, but any bylaws adopted by the Board may be amended or repealed by the shareholders entitled to vote thereon as herein provided.

If any bylaw regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors the bylaw so adopted, amended or repealed, together with a concise statement of the changes made.

EXHIBIT E

SAMBA
BRAZILIAN GOURMET PIZZA

HOME FOOD DRINKS EVENTS GALLERY INVESTORS



Samba Brazilian Gourmet Pizza Corp.

- California Stock Corporation
- SEC CIK Number: 0001592766
- Open to All Investors in the States of:
  - California
  - Florida
  - New York

Terms of Securities Offering:

- 50,000 - 12% Convertible Preferred Stock Shares
- $100.00 Per Share
- $100.00 Minimum Investment
- ***Shareholder Conversion Option - Year Two*** - Preferred Converts to Common at Current Market Value - *See Prospectus for Conversion Details.*
- ***Shareholder Conversion Option - Year Three*** - Preferred Converts to Common at Current Market Value minus 2.5% - *See Prospectus for Conversion Details.*
- ***Shareholder Conversion Option - Year Four*** - Preferred Converts to Common at Current Market Value minus 5% - *See Prospectus for Conversion Details.*
- ***Shareholder Conversion Option - Year Five*** - Preferred Converts to Common at Current Market Value minus 10% - *See Prospectus for Conversion Details.*
- ***Mandatory Conversion - Last Business Day of Year Five*** - Preferred Converts to Common at Current Market Value minus 5% - *See Prospectus for Conversion Details.*

Investor Relations

Samba Brazilian Gourmet Pizza Corporation is an early stage Brzzilian Gourmet Pizza Company that plans to offer a variety of boldly flavored, made-to-order menu items including our Brazilian Gourmet Pizzas, Brazilian Calzones, Brazilian Stroganoff and a full line of Brazilian Beers and Brazilian Signature Drinks.

Samba Brazilian Gourmet Pizza Restaurants will create an inviting neighborhood atmosphere by using a flexible service model, and extensive multi-media system and an open layout centered around our wood fire pizza ovens. Upon entering a Samba Brazilian Gourmet Pizza Restaurant, guests may choose to order at the counter for dine-in or take-out service or order at the table from one of our serves. This option allows our guests to customize each dining experience based on their different time demands or service preferences. Each Samba Brazilian Gourmet Restaurant will contain an extensive multi-media system consisting of projection screen televisions and additional televisions for viewing of sporting events, in-house musical performances or for viewing other special broadcasts. We believe that the layout of our Samba Brazilian Gourmet Pizza Restaurants is attractive to both Brazilian and American Sports fans and Families, as guests may move table together to watch televised events, to share a family dinner or to join friends at the bar. Furthermore, by designing our Samba Brazilian Gourmet Restaurants with a layout that differentiates the dining and bar areas, we believe that we appeal to families while still targeting our 21 to 40 year-old demographic.

Each Samba Brazilian Gourmet Pizza Restaurant will also offer pizza delivery service to local residents and businesses, as well as offer a catering service.

Disclaimer & Issuer Contact

1) No Money or other consideration is being solicited.

2) No Sales of these securities will be made or commitment to purchase accepted until delivery of an Offering Circular that includes complete information about the Issuer and the Offering.

3) An indication of Investment by a Prospective Investor involves no obligation or commitment of any kind.

4) Company's Chief Executive Officer is Mr. Steven J. Muehler.

SAMBA BRAZILAIN GOURMET PIZZA CORPORATION
4050 GLENCOE AVENUE
MARINA DEL REY, CALIFORNIA 90292
PHONE: (213) 407-4386
EMAIL: TEAM@SAMBAPIZZA.COM

VIEW SEC FILINGS REQUEST PROSPECTUS INVEST ONLINE

OPENING HOURS

SUNDAY - WEDNESDAY
11am - 1am *(food stops at 11:00pm)*
THURSDAY - SATURDA

THREE LOS ANGELES LOCATIONS
Opening Fall 2015

Santa Monica - Fall 2015
Manhattan Beach - Fall 2015

11am - 2:00am *(food stops at midnight)*

Hollywood - Fall 2015
T / 213-407-4386

Santa Monica - Fall 2015


4th St
3rd St
Santa Monica
Colorado Ave
500 m
©2015 Google

Manhattan Beach - Fall 2015


N Crescent Dr
Wilshire Blvd
Wilshire
500 m
©2015 Google

Hollywood - Fall 2015


De Longpre Ave
Fountain
HOLLYWOOD
N Bronson Ave
Tamarind Ave
Gordon St
500 m
©2015 Google

EXHIBIT F

Samba Brazilian Gourmet Pizza Corporation

Direct Public Offering / ASM Main Market / Regulation A



Samba Brazilian Gourmet Pizza Corporation

- California Stock Corporation
- SEC CIK Number: 0001592766
- ISIN Number: Pending
- Regulation A & Regulation S
- **Status: Open to All Investors April 2015**

VIEW SEC FILINGS

VIEW PROSPECTUS

INVEST ONLINE

DOCUMENTS



Public Securities Offering (Prospectus)



EXHIBIT LIST



EXHIBIT A



EXHIBIT B



EXHIBIT C

Samba Brazilian Gourmet Pizza Corporation

About Samba Brazilian Gourmet Pizza Corporation:

Samba Brazilian Gourmet Pizza Corporation is a pre-operation and developmental Brazilian Gourmet Pizza Company that plans to offer a variety of boldly flavored, made-to-order menu items including our Brazilian Gourmet Pizzas, Brazilian Calzones, Brazilian Stroganoff and a full line of Brazilian Beers and Brazilian Signature Drinks.

Samba Brazilian Gourmet Pizza Restaurants will create an inviting neighborhood atmosphere by using a flexible service model, and extensive multi-media system and an open layout centered around our wood fire pizza ovens. Upon entering a Samba Brazilian Gourmet Pizza Restaurant, guests may choose to order at the counter for dine-in or take-out service or order at the table from one of our serves. This option allows our guests to customize each dining experience based on their different time demands or service preferences. Each Samba Brazilian Gourmet Restaurant will contain an extensive multi-media system consisting of projection screen televisions and additional televisions for viewing of sporting events, in-house musical performances or for viewing other special broadcasts. We believe that the layout of our Samba Brazilian Gourmet Pizza Restaurants is attractive to both Brazilian and American Sports fans and Families, as guests may move table together to watch televised events, to share a family dinner or to join friends at the bar. Furthermore, by designing our Samba Brazilian Gourmet Restaurants with a layout that differentiates the dining and bar areas, we believe that we appeal to families while still targeting our 21 to 40 year-old demographic.

Additional Information about the Company available at: **http://www.SambaPizza.com**

Securities being Offered on the Alternative Securities Market Primary Market:

A maximum of FIFTY THOUSAND Preferred Stock Shares are being offered to the public at $100.00 per share. A Minimum of $1,000,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $5,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $1,000,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

All 12% Convertible Preferred Stock Shares must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Share of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 12% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
  - Dividends on this 12% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
- YEAR 3: (Shareholder Conversion Option)
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Share of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price minus 2.5% of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 12% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
  - Dividends on this 12% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
- YEAR 4: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Share of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price minus 5% of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 12% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
  - Dividends on this 12% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share

value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - Optional: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each Share of the Company's Convertible 12% Preferred Stock for Common Stock of the Company at market price minus 10% of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 12% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
  - Dividends on this 12% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - Mandatory: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Share of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price minus 10% of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 50,000 12% Convertible Preferred Stock Shares in Samba Brazilian Gourmet Pizza Corporation. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 50,000 12% Convertible Preferred Stock Shares, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

This Offering is being conducted on a "best-efforts" basis, which means the Company's Chief Executive Officer, Mr. Steven J. Muehler. Mr. Muehler will use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $100.00 USD per 12% Convertible Preferred Stock Shares. If all Securities are purchased, the gross proceeds to the Company will be $5,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in an investment escrow account, and only after $1,000,000 in securities has been sold to investors (Ten Thousand 12% Convertible Preferred Stock Shares) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $1,000,000 is achieved, and all investors will be subject to the terms, conditions and investment risks associated with this investment.

Except as expressly provided in this Offering, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Offering, or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of Califonia for agreements made in and to be performed in the state of California. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

NOTICE: By executing a Subscription Agreement for this Offering, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

DISCLAIMER & ISSUER CONTACT

1) NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED.

2) NO SALES OF THESE SECURITIES WILL BE MADE OR COMMITMENT TO PURCHASE ACCEPTED UNTIL DELIVERY OF AN OFFERING CIRCULAR THAT INCLUDES COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING.

3) AN INDICATION OF INTEREST BY A PROSPECTIVE INVESTOR INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

4) COMPANY'S CHIEF EXECUTIVE OFFICER IS MR. STEVEN J. MUEHLER

SAMBA BRAZILIAN GOURMET PIZZA CORPORATION
4050 GLENCOE AVENUE
MARINA DEL REY, CALIFORNIA 90290
PHONE: (213) 407-4386
TEAM@SAMBAPIZZA.COM

EXHIBIT H

Samba Brazilian Gourmet Pizza Corporation

4050 Glencoe Avenue

Marina Del Rey, California 90292

TEAM@SAMBAPIZZA.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

12% Convertible Preferred Stock Shares 1 to 50,000

Subject to the terms and conditions of the shares of 12% Preferred Convertible Preferred Stock Shares (the "Convertible Preferred Stock") described in the **Samba Brazilian Gourmet Pizza Corporation** Offering Circular dated FEBRUARY 21st, 2015 (the "Offering"), I hereby subscribe to purchase the number of shares of 12% Convertible Preferred Stock set forth below for a purchase price of $100.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "**Samba Brazilian Gourmet Pizza Corporation.**" evidencing $100.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 12% Preferred Convertible Preferred Stock Shares ($100.00).

I understand that my subscription is conditioned upon acceptance by **Samba Brazilian Gourmet Pizza Corporation**. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that **Samba Brazilian Gourmet Pizza Corporation** Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 12% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with no interest.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for _____________ 12% Convertible Preferred Stock Shares of **Samba Brazilian Gourmet Pizza Corporation**, with no par value per share, at a purchase price **of $100.00 (ONE HUNDRED DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $__________________).

Made _________________________________, by and between **Samba Brazilian Gourmet Pizza Corporation**, a California Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to FIFTY THOUSAND 12% Convertible Preferred Stock Shares (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **Samba Brazilian Gourmet Pizza Corporation, 4050 Glencoe Avenue, Marina Del Rey, California 90292**, payable by check to the order of **Samba Brazilian Gourmet Pizza Corporation** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Company Convertible Securities:** All 12% Convertible Preferred Stock Shares must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Share of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60

days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 12% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
- Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ <u>YEAR 3</u>: (Shareholder Conversion Option)

- At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Share of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 2.5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 12% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
- Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ <u>YEAR 4</u>: (Optional Conversion Option)

- At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Share of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 12% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
- Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- <u>YEAR 5</u>: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each Share of the Company's Convertible 12% Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 12% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Share of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

6 **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **Samba Brazilian Gourmet Pizza Corporation, 4050 Glencoe Avenue, Marina Del Rey, California 90292**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of California, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. **Arbitration:** Except as expressly provided in this Subscription Agreement, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Agreement or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of Nevada for agreements made in and to be performed in the state of Nevada. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

    NOTICE: By executing this Subscription Agreement, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

    NOTICE: SUBSCRIBERS TO THIS OFFERING UNDERSTAND THAT THEY HAVE NOT WAIVED ANY RIGHT THAT THEY MAY HAVE UNDER ANY APPLICABLE FEDERAL SECURITIES LAWS.

13. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

14. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

15. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Samba Brazilian Gourmet Pizza Corporation

By: ____
Mr. Steven J. Muehler, Chief Executive Officer

PURCHASER:

____
Signature of Purchaser

____
Name of Purchaser

INVESTOR CONTACT INFORMATION:

Name: ____

Spouse Name (if applicable): ________________________________

Address: ____

Address Line 2 (if applicable): ________________________________

City: ____

State or Province: ______________________________________

Postal Code / Zip Code: __________________________________

Country: ____

Best Phone Number: ______________________________________

Alternate Phone Number (not required): __________________________

Email Address: ____

PART TWO: INVESTOR QUALIFICATION

(__) I made $200,000 or more in the last two years and expect to make at least $200,000 this year.

(__) My household income was $300,000 or more in the last two years and it is expected to be at least $300,000 this year.

(__) I have a net worth either on my own or jointly with my spouse of $1,000,000 or more excluding my home.

(__) None of the above.

Investor Suitability Questionnaire: Choose One Answer for each of the next FIFTEEN Questions:

1. ***Income Tax Bracket:***

(__) 15% or less

(__) 15-27%

(__) 28% or more

2. ***When do you expect to need the funds from your Investments:***

(__) Less than one year

(__) 1-3 years

(__) 3-5 years

(__) 6-10 years

(__) 11+ years

3. Net Worth (excluding your home):

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,000 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5M

4. Annual Income:

(__) Less than $15,000

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,000 to $199,000

(__) $200,000 to $300,000

(__) More than $300,000

5. ***Household Income:***

(__) Less than $15K

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,001 to $199,999

(__) $200,000 to $300,000

(__) More than $300,000

6. ***Past Private Equity or Private Debt Investments:***

(__) None

(__) One Investment

(__) 2-5 Investments

(__) Six or Move Investments

7. ***Employment Status:***

(__) Student

(__) Self-Employed

(__) Employed in Same Field Less than Five Years

(__) Employed in Same Field Five Years or More

(__) Retired

(__) Unemployed

8. ***Education:***

(__) None

(__) GED

(__) High School

(__) College 2 Year

(__) College 4 Year

(__) Masters/PHD

9. Annual Expenses:

(__) $50,000 or Less

(__) $50,001 to $100,000

(__) $100,001 to $250,000

(__) $250,001 to $500,000

(__) Over $500,000

10. Liquid Net Worth:

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5,000,000

11. Marital Status:

(__) Single

(__) Married

(__) Domestic Partner

(__) Divorced

(__) Widowed

12. Number of Dependents:

(__) One

(__) Two to Three

(__) Four to Five

(__) Greater than Five

13. Are you or any of your immediate family employed by or associated with the Securities Industry?

(__) YES

(__) NO

14. Are you an officer, director or 10% (or more) shareholder in a publicly-owned company?

(__) YES

(__) NO

15. Notify me of new investments as they are added to the Alternative Securities Market

(__) YES

(__) NO

DISCLAIMER

The Alternative Securities Market is entrusted with the authority to preserve and strengthen the quality and public confidence in Alternative Securities and Alternative Investments. The Alternative Securities Market stands for Integrity and Ethical practices in order to enhance investor confidence in Alternative Securities and Alternative Investments, thereby contributing to the financial health of the overall economy, and supporting the capital formation process. From the Alternative Securities Market's Early and Development Stage Companies, to Operating Companies of International Stature, each are recognized as sharing these important traits that we hold true.

The Alternative Securities Market, therefore has broad discretionary authority over the initial and continued listing and trade of securities on the Alternative Securities Market in order to maintain the quality, the public confidence in the Alternative Securities Market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest.

The Alternative Securities Market may use such discretion to deny any the application of any Issuer apply for listing for trade, apply additional or more stringent criteria for the initial or continued listing of any securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on the Alternative Securities Market inadvisable or unwarranted in the opinion of the Alternative Securities Market, even though the securities meet all enumerated criteria for initial or continued listing on the Alternative Securities Market.